SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 14, 2025

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Announcement of LM Ericsson Telephone Company, October 14, 2025 regarding “Third quarter report 2025”

Third quarter report 2025

Strategic highlights – operational excellence and enhanced financial flexibility

●	Strong commercial momentum with significant customer agreements including in India, Japan and the UK.
●	Operational excellence and cost efficiency actions driving gross margins to strong sustainable levels.
●	5G Open RAN-ready portfolio breadth and technology leadership position reaffirmed by Gartner and Omdia.

Financial highlights – further profitability growth

●	Organic sales declined by -2%, with growth in three out of four market areas. Reported sales were SEK 56.2 (61.8) b., with an FX impact of SEK -4.2 b.
●	Adjusted[1] gross income decreased to SEK 27.0 (28.6) b. as currency headwinds offset strong operational execution. Reported gross income was SEK 26.8 (28.2) b.
●	Adjusted[1] gross margin was 48.1% (46.3%) driven by improvements in Networks and Cloud Software and Services. Reported gross margin was 47.6% (45.6%).
●

Adjusted[1] EBITA was SEK 15.8 (7.8) b. with a 28.1% (12.6%) margin, including a SEK 7.6 b. capital gain benefit from the divestment of iconectiv. Reported EBITA was SEK 15.5 (6.2) b. with a 27.6% (10.0%) margin.

●	Net income was SEK 11.3 (3.9) b. including a benefit from the capital gain. EPS diluted was SEK 3.33 (1.14).
●	Free cash flow before M&A was SEK 6.6 (12.9) b. Net cash increased to SEK 51.9 b.

Börje Ekholm, President and CEO, said: ”In Q3, we established margins at a new long-term level following strong operational execution over the past few years. Cloud Software and Services sales grew 9%*, driven by strong growth in core networks.

Our solid progress on technology initiatives continues. Gartner and Omdia reconfirmed our 5G solutions are industry leading. Our Open RAN-ready portfolio includes an AI native, future proof software architecture which is hardware agnostic. The portfolio integrates with third-party radios and supports Ericsson silicon and third-party CPU/GPUs.

Looking ahead, we expect Enterprise organic sales to stabilize in Q4 and the RAN market to remain broadly stable. Solid recurring cash flow and the iconectiv sale contributed to a strong Q3 cash position, offering scope for increased shareholder distributions. The Board’s recommendation on the scale and mechanism for the distribution will be included in the Q4 report for decision at the AGM.”

SEK b.	Q3 2025	Q3 2024	YoY change	Q2 2025	QoQ change	Jan-Sep 2025	Jan-Sep 2024	YoY change

Net sales	56.2	61.8	-9%	56.1	0%	167.4	175.0	-4%

Organic sales growth * ²	-	-	-2%	-	-	-	-	0%

Gross income	26.8	28.2	-5%	26.6	0%	80.0	76.7	4%

Gross margin ²	47.6%	45.6%	-	47.5%	-	47.8%	43.8%	-

EBIT (loss)	15.2	5.8	162%	6.4	137%	27.5	-3.6	-

EBIT margin ²	26.9%	9.3%	-	11.4%	-	16.4%	-2.1%	-

EBITA ²	15.5	6.2	150%	6.8	129%	28.9	13.5	114%

EBITA margin ²	27.6%	10.0%	-	12.0%	-	17.3%	7.7%	-

Net income (loss)	11.3	3.9	191%	4.6	144%	20.1	-4.5	-

EPS diluted, SEK	3.33	1.14	192%	1.37	143%	5.94	-1.43	-

Free cashflow before M&A ²	6.6	12.9	-49%	2.6	157%	11.9	24.2	-51%

Net cash, end of period ²	51.9	25.5	103%	36.0	44%	51.9	25.5	103%

Adjusted financial measures ¹ ²

Adjusted gross income	27.0	28.6	-5%	27.0	0%	80.7	77.7	4%

Adjusted gross margin	48.1%	46.3%	-	48.0%	-	48.2%	44.4%	-

Adjusted EBIT (loss)	15.5	7.3	111%	7.0	119%	28.7	-0.3	-

Adjusted EBIT margin	27.5%	11.9%	-	12.6%	-	17.2%	-0.1%	-

Adjusted EBITA	15.8	7.8	104%	7.4	113%	30.2	16.9	78%

Adjusted EBITA margin	28.1%	12.6%	-	13.2%	-	18.0%	9.7%	-

*	Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.
[1]	Adjusted metrics are adjusted to exclude restructuring charges.
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statement.

1 Ericsson | Third quarter report 2025. October 14, 2025.

Amounts marked with an ‘*’ in this document represent sales growth adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations, also named organic sales growth. These numbers present performance on a comparable basis to improve the comparability of results between periods. Organic sales growth figures are non-IFRS measures.

‘Adjusted’ metrics are adjusted to exclude restructuring charges and are non-IFRS measures.

See ‘Financial statements and other information’ for Alternative performance measures.

Group results

	Q3	Q3	YoY	Q2	QoQ	Jan-Sep	Jan-Sep	YoY
SEK b.	2025	2024	change	2025	change	2025	2024	change

Net sales	56.2	61.8	-9%	56.1	0%	167.4	175.0	-4%

Organic sales growth ¹	-	-	-2%	-	-	-	-	0%

Gross income	26.8	28.2	-5%	26.6	0%	80.0	76.7	4%

Gross margin	47.6%	45.6%	-	47.5%	-	47.8%	43.8%	-

Research and development (R&D) expenses	-11.5	-13.1	-	-12.2	-	-35.8	-39.6	-

Selling and administrative expenses	-7.9	-9.4	-	-8.2	-	-24.7	-41.1	-

Impairment losses on trade receivables	0.0	0.1	-	0.0	-	0.1	-0.3	-

Other operating income and expenses	7.7	0.0	-	0.1	-	7.8	0.7	-

Share in earnings of associated companies	0.0	0.0	33%	0.0	9%	0.1	0.1	23%

EBIT (loss)	15.2	5.8	162%	6.4	137%	27.5	-3.6	-

EBIT margin ¹	26.9%	9.3%	-	11.4%	-	16.4%	-2.1%	-

EBITA ¹	15.5	6.2	150%	6.8	129%	28.9	13.5	114%

EBITA margin ¹	27.6%	10.0%	-	12.0%	-	17.3%	7.7%	-

Financial income and expenses, net	-0.2	-0.5	-	0.0	-	-0.3	-1.3	-

Income tax	-3.6	-1.4	-	-1.8	-	-7.1	0.5	-

Net income (loss)	11.3	3.9	191%	4.6	144%	20.1	-4.5	-

Restructuring charges	-0.3	-1.6	-	-0.7	-	-1.2	-3.4	-

Adjusted financial measures ¹

Adjusted gross income	27.0	28.6	-5%	27.0	0%	80.7	77.7	4%

Adjusted gross margin	48.1%	46.3%	-	48.0%	-	48.2%	44.4%	-

Adjusted EBIT (loss)	15.5	7.3	111%	7.0	119%	28.7	-0.3	-

Adjusted EBIT margin	27.5%	11.9%	-	12.6%	-	17.2%	-0.1%	-

Adjusted EBITA	15.8	7.8	104%	7.4	113%	30.2	16.9	78%

Adjusted EBITA margin	28.1%	12.6%	-	13.2%	-	18.0%	9.7%	-
[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Net sales

Reported sales decreased by -9% YoY to SEK 56.2 (61.8) b., including a SEK -4.2 b. currency impact. Networks sales declined by -11% to SEK 35.4 b. Cloud Software and Services sales increased by 3% to SEK 15.3 b. Enterprise sales declined by -20% to SEK 5.1 b., impacted by the divestment of iconectiv in the quarter. Sales in segment Other were SEK 0.4 b.

Organic sales declined by -2%* YoY. Networks sales declined by -5%* as sales growth in market area Europe, Middle East and Africa as well as in North East Asia, was offset by sales declines in the other market areas. Sales in India were weak, as customer network investments remained low. Cloud Software and Services sales grew by 9%* supported by growth in three of the four market areas. Sales in segment Enterprise declined by -7%*, with lower sales in Global Communications Platform, reflecting the impact of the 2024 decision to reduce activities in some countries, partly offset by slightly higher organic sales in Enterprise Wireless Solutions.

IPR licensing revenues decreased to SEK 3.1 (3.5) b. as Q3 2024 benefited from retroactive revenue for unlicensed periods. 82% of IPR licensing revenues are reported in segment Networks, with the remainder in Cloud Software and Services. IPR licensing revenue growth opportunities remain, including from increased penetration of the smartphone market and from new applications. Optimizing the terms and value of new agreements and renewals will remain a priority.

Gross income and margin

Gross margin increased to 47.6% (45.6%). Networks gross margin increased, reflecting prior periods’ cost-reduction actions and operational efficiency. Gross margin in Cloud Software and Services increased as a result of prior periods’ cost-reduction actions and improved delivery performance. The margin declined in Enterprise as the impact of the divestment of iconectiv in the quarter more than offset margin improvements in Global Communications Platform and Enterprise Wireless Solutions.

Gross income decreased to SEK 26.8 (28.2) b., as improvements in gross margin were offset by negative currency movements and lower sales.

Adjusted gross income decreased to SEK 27.0 (28.6) b., with a margin of 48.1% (46.3%), impacted by a currency effect of SEK -2.0 b.

Research and development (R&D) expenses

R&D expenses decreased to SEK -11.5 (-13.1) b., including a currency benefit of SEK 0.4 b. Increased investments in R&D for technology leadership were offset by savings from prior periods’ cost-reduction actions.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -7.9 (-9.4) b., including a currency benefit of SEK 0.5 b. SG&A expenses declined in all segments as a result of prior periods’ cost-reduction actions.

2 Ericsson | Third quarter report 2025. October 14, 2025.	Group results

Other operating income and expenses

Other operating income and expenses increased to SEK 7.7 (0.0) b. reflecting a SEK 7.6 b. capital gain from the divestment of iconectiv.

Restructuring charges

Restructuring charges were SEK -0.3 (-1.6) b., with SEK -0.3 (-0.4) b. included in gross income and SEK 0.0 (-1.1) b. in operating expenses.

EBITA

EBITA increased to SEK 15.5 (6.2) b. including a SEK 7.6 b. capital gain from the divestment of iconectiv. Lower operating expenses, benefiting from prior periods’ cost-reduction actions, were partly offset by lower gross income. The EBITA margin was 27.6% (10.0%), including a 13.5 percentage point benefit from the iconectiv gain.

Adjusted EBITA increased to SEK 15.8 (7.8) b., including the capital gain from the divestment of iconectiv and a currency impact of SEK -1.2 b. The adjusted EBITA margin was 28.1% (12.6%), including a 13.5 percentage point benefit from the iconectiv gain.

EBIT

EBIT increased to SEK 15.2 (5.8) b. with a margin of 26.9% (9.3%). Amortization impacted EBIT by SEK -0.4 (-0.4) b.

Adjusted EBIT increased to SEK 15.5 (7.3) b. with a margin of 27.5% (11.9%).

Financial income and expenses, net

Financial income and expenses were SEK -0.2 (-0.5) b. Financial net improved, primarily as a result of a higher net cash position and lower interest rates on borrowings.

Income tax

Taxes were SEK -3.6 (-1.4) b. The estimated tax rate for the year is 26%.

Net income

Net income was SEK 11.3 (3.9) b. EBIT and financial net increased, partly offset by higher taxes.

Diluted EPS was SEK 3.33 (1.14), including a SEK 1.72 per share benefit from the gain related to the divestment of iconectiv.

Employees

The number of employees on September 30, 2025, was 89,898 compared with 91,937 on June 30, 2025. On September 30, 2024, the number of employees was 95,984.

Financial highlights, year-to-date (Jan-Sep) development

Reported sales decreased by -4% to SEK 167.4 (175.0) b. with a currency impact of SEK -7.1 b. Networks sales declined by -4% to SEK 106.8 (111.4) b., while sales in Cloud Software and Services declined by -1% to SEK 42.7 (43.2) b. and Enterprise sales declined by -12% to SEK 16.5 (18.8) b.

Organic sales were stable*. Cloud Software and Services sales increased by 2%*, while Networks sales were stable* and Enterprise sales declined by -7%*.

Sales increased in market area Americas, benefiting from growth in North America, while sales in Latin America declined. Sales declined in the other market areas, with the largest reduction in market area South East Asia, Oceania and India, primarily due to reduced investment levels in India. Sales were supported by IPR licensing revenues of SEK 11.2 (10.5) b.

Gross income increased to SEK 80.0 (76.7) b. with a gross margin of 47.8% (43.8%). The improved gross margin is a result of cost- reduction actions, operational efficiency and increased IPR licensing revenues.

Adjusted gross income increased to SEK 80.7 (77.7) b. including a currency impact of SEK -3.6 b. Adjusted gross margin increased to 48.2% (44.4%).

EBITA increased to SEK 28.9 (13.5) b. including a SEK 7.6 b. capital gain from the divestment of iconectiv. The increase in EBITA was also supported by higher gross income and lower operating expenses, partly offset by negative currency impacts. The EBITA margin was 17.3% (7.7%), including a 4.5 percentage point benefit from the iconectiv gain.

Adjusted EBITA increased to SEK 30.2 (16.9) b., including the capital gain from the divestment of iconectiv and a currency impact of SEK -2.3 b. The adjusted EBITA margin was 18.0% (9.7%), including a 4.5 percentage point benefit from the iconectiv gain.

EBIT (loss) increased to SEK 27.5 (-3.6) b., with a margin of 16.4% (-2.1%). Amortization of intangible assets was SEK -1.5 (-2.0) b. 2024 EBIT was impacted by a SEK -15.1 b. impairment charge.

Adjusted EBIT (loss) was SEK 28.7 (-0.3) b. with a margin of 17.2% (-0.1%).

Net income (loss) increased to SEK 20.1 (-4.5) b. 2024 included a SEK -11.4 b. net impact from impairment charges. Diluted EPS increased to SEK 5.94 (-1.43), including a SEK 1.72 per share benefit from the gain related to the divestment of iconectiv.

3 Ericsson | Third quarter report 2025. October 14, 2025.	Group results

Market area sales

SEK b.	Q3 2025	Q3 2024	YoY change	YoY organic growth	Q2 2025	QoQ change	Jan-Sep 2025	Jan-Sep 2024	YoY change	YoY organic growth

Americas	19.8	23.4	-15%	-8%	19.8	0%	60.3	59.7	1%	6%

Europe, Middle East and Africa	16.7	16.9	-1%	3%	16.2	3%	47.4	49.4	-4%	-2%

South East Asia, Oceania and India	7.1	7.7	-8%	1%	5.5	29%	19.8	24.0	-17%	-13%

North East Asia	3.8	3.7	4%	10%	3.8	2%	10.8	11.7	-7%	-5%

Other	8.8	10.1	-13%	-2%	10.9	-19%	29.1	30.2	-4%	3%

Of which IPR	3.1	3.5	-10%	-	4.9	-36%	11.2	10.5	7%	-

Total	56.2	61.8	-9%	-2%	56.1	0%	167.4	175.0	-4%	0%

Market Area Americas

Sales declined by -8%* YoY. North America Networks sales declined, following a particularly strong Q3 2024, which benefited from the ramp-up of deliveries from new contract wins and selective network investments by some large customers. In Latin America sales declined significantly as a result of continued intense competition and lower customer network investments. Cloud Software and Services sales increased due to growth in core networks in North America driven by a modernization project. Reported sales declined by -15% YoY.

Market Area Europe, Middle East and Africa

Sales grew by 3%* YoY. Networks sales in Africa grew strongly, driven by 4G modernization, and new 5G launches in Egypt and Morocco. In the Middle East, sales fell due to the timing of project deliveries. Sales declined in Europe, following the completion of modernization projects and continued cautious customer investment levels. Cloud Software and Services sales increased due to timing of project delivery milestones. Reported sales decreased by -1% YoY.

In the quarter, an 8-year partnership was announced with VodafoneThree to supply a significant majority of its next-generation UK mobile network and the entire core network.

Market Area South East Asia, Oceania and India

Sales increased by 1%* YoY. Networks sales declined, primarily due to reduced network investment levels in India, as well as increased competition in South East Asia. Cloud Software and Services sales increased, reflecting timing of project deliverables. Reported sales declined by -8% YoY.

In the quarter, a contract was announced with Bharti Airtel to support the rollout of Fixed Wireless Access with Ericsson’s core network portfolio.

Market Area North East Asia

Sales increased 10%* YoY. Networks sales increased, benefiting from higher deliveries in Japan. Cloud Software and Services sales were stable. Reported sales increased by 4% YoY.

In the quarter, several new agreements were awarded with key customers in Japan, including to enhance Softbank’s 4G and 5G networks, and to expand 5G standalone coverage.

Market Area Other

Market area Other includes IPR licensing revenues and almost all sales in segment Enterprise. Sales decreased by -2%*, with sales decline in segment Enterprise as well as lower IPR licensing revenues. Reported sales decreased by -13% YoY.

4 Ericsson | Third quarter report 2025. October 14, 2025.	Market area sales

Segment results

Mobile Networks – Segment Networks

SEK b.	Q3 2025	Q3 2024	YoY change	Q2 2025

Net sales	35.4	40.0	-11%	35.7

Of which IPR licensing revenues	2.6	2.9	-10%	4.0

Organic sales growth	-	-	-5%	-

Gross income	17.7	19.3	-8%	17.6

Gross margin	50.0%	48.3%	-	49.3%

EBIT	7.1	7.5	-6%	6.4

EBIT margin	20.0%	18.7%	-	17.8%

EBITA	7.1	7.5	-6%	6.4

EBITA margin	20.0%	18.8%	-	17.9%

Restructuring charges	-0.1	-0.6	-	-0.1

Adjusted financial measures

Adjusted gross income	17.8	19.5	-9%	17.7

Adjusted gross margin	50.1%	48.7%	-	49.5%

Adjusted EBIT	7.2	8.1	-11%	6.5

Adjusted EBIT margin	20.2%	20.2%	-	18.1%

Adjusted EBITA	7.2	8.1	-12%	6.5

Adjusted EBITA margin	20.3%	20.3%	-	18.2%

Breakdown of sales into products, services and IPR licensing is available in note 3.

Net sales

Sales decreased by -5%*. Sales grew in market area Europe, Middle East and Africa as well as in North East Asia, while sales declined in the other market areas. Services sales grew, increasing sales mix share. Reported sales decreased by -11% YoY to SEK 35.4 (40.0) b., including a currency impact of SEK -2.8 b.

Sales growth in market area Europe, Middle East and Africa was driven by strong sales growth in Africa, while sales in market area North East Asia increased primarily due to growth in Japan. Sales in market area Americas declined, reflecting the strong pace of North America deliveries in the prior year period as well as lower sales in Latin America. Sales declined in market area South East Asia, Oceania and India, primarily in India.

Gross income and margin

Adjusted gross margin increased to 50.1% (48.7%). Prior periods’ cost-reduction actions and operational efficiency more than offset a negative impact from product mix. Adjusted gross income decreased to SEK 17.8 (19.5) b., despite a higher gross margin, reflecting lower net sales and a negative currency impact of SEK -1.4 b.

EBITA

Adjusted EBITA decreased to SEK 7.2 (8.1) b. YoY including a SEK -1.1 b. currency impact. Lower gross income was partly offset by lower operating expenses. Operating expenses decreased, benefiting from continued efficiency improvements and positive currency impacts. R&D investments remained stable, supporting the strategy to build high-performing programmable networks and maintain technology leadership. The adjusted EBITA margin was 20.3% (20.3%).

Net sales rolling four quarters were SEK 153.6 b. and the adjusted EBITA margin rolling four quarters was 20.4%.

Mobile Networks - Segment Cloud Software and Services

SEK b.	Q3 2025	Q3 2024	YoY change	Q2 2025

Net sales	15.3	15.0	3%	14.4

Of which IPR licensing revenues	0.6	0.6	-10%	0.9

Organic sales growth	-	-	9%	-

Gross income	6.5	5.5	17%	6.0

Gross margin	42.1%	37.0%	-	41.5%

EBIT (loss)	1.7	-0.4	-	0.8

EBIT margin	11.2%	-3.0%	-	5.8%

EBITA (loss)	1.7	-0.4	-	0.8

EBITA margin	11.2%	-2.9%	-	5.9%

Restructuring charges	-0.2	-0.9	-	-0.5

Adjusted financial measures

Adjusted gross income	6.7	5.8	16%	6.2

Adjusted gross margin	43.6%	38.7%	-	43.2%

Adjusted EBIT	1.9	0.4	-	1.4

Adjusted EBIT margin	12.5%	2.8%	-	9.6%

Adjusted EBITA	1.9	0.4	-	1.4

Adjusted EBITA margin	12.5%	2.9%	-	9.6%

Breakdown of sales into products, services and IPR licensing is available in note 3.

Net sales

Sales increased by 9%*, primarily driven by increased core networks sales across all market areas. The product mix remained stable YoY. Reported sales increased by 3% to SEK 15.3 (15.0) b., despite a currency impact of SEK -0.9 b. Services sales accounted for 65% (65%) of sales.

Sales growth in market area Americas was driven by strong sales growth in North America. Sales grew in market area Europe, Middle East and Africa as well as in market area South East Asia, Oceania, and India, while sales remained stable in market area North East Asia.

Gross income and margin

Adjusted gross margin increased to 43.6% (38.7%), benefiting from effective strategy execution in recent years. Adjusted gross income increased to SEK 6.7 (5.8) b. despite a SEK -0.3 b. currency impact.

EBITA

Adjusted EBITA was SEK 1.9 (0.4) b. supported by higher gross income and lower operating expenses, reflecting strong strategy execution. The decrease in operating expenses was driven by prior periods’ cost-reduction actions and positive currency impacts. Adjusted EBITA included a SEK -0.1 b. currency impact. The adjusted EBITA margin was 12.5% (2.9%).

Net sales rolling four quarters were SEK 62.1 b. and the adjusted EBITA margin rolling four quarters was 8.5%.

5 Ericsson | Third quarter report 2025. October 14, 2025.	Segment results

Enterprise — Segment Enterprise

SEK b.	Q3 2025	Q3 2024	YoY change	Q2 2025

Net sales	5.1	6.3	-20%	5.5

Of which Global Comms Platform (Vonage)	3.2	3.8	-17%	3.2

Of which Enterprise Wireless Solutions	1.2	1.3	-7%	1.2

Organic sales growth	-	-	-7%	-

Gross income	2.6	3.3	-21%	3.0

Gross margin	51.6%	52.3%	-	54.9%

EBIT (loss)	6.6	-1.2	-	-0.9

EBIT margin	131.5%	-19.0%	-	-15.7%

EBITA (loss)	7.0	-0.8	-	-0.5

EBITA margin	138.1%	-13.0%	-	-9.4%

Restructuring charges	0.0	0.0	-	0.0

Adjusted financial measures

Adjusted gross income	2.6	3.3	-21%	3.0

Adjusted gross margin	51.6%	52.4%	-	54.9%

Global Comms Platform (Vonage)	46.2%	44.0%	-	47.8%

Enterprise Wireless Solutions	63.5%	60.7%	-	62.8%

Adjusted EBIT (loss)	6.7	-1.2	-	-0.9

Adjusted EBIT margin	132.0%	-18.4%	-	-15.5%

Adjusted EBITA (loss)	7.0	-0.8	-	-0.5

Of which Global Comms Platform (Vonage) ¹	-0.6	-0.4	-	-0.4

Of which Enterprise Wireless Solutions ¹	-0.3	-0.5	-	-0.4

Adjusted EBITA margin	138.7%	-12.4%	-	-9.3%

1Common costs are included at segment level only (not distributed within the segment).

Net sales

Sales declined by -7%* YoY, driven by lower sales in Global Communications Platform. Reported sales decreased by -20% YoY to SEK 5.1 (6.3) b. reflecting lower sales in Global Communications Platform, the divestment of iconectiv in the quarter, and a currency impact of SEK -0.5 b.

Sales in Global Communications Platform declined by -9%* YoY, reflecting the 2024 decision to reduce activities in some countries. This impact largely concluded in the quarter. Execution of the turnaround plan continues, with a second quarter of sequential sales growth in Q3, excluding currency impacts. Sales in Enterprise Wireless Solutions grew by 2%* YoY.

Gross income and margin

Adjusted gross margin decreased to 51.6% (52.4%), primarily reflecting the divestment of iconectiv in the quarter. Gross margin improved in Global Communications Platform and in Enterprise Wireless Solutions, benefiting from improved product mix. Adjusted gross income was SEK 2.6 (3.3) b., primarily reflecting the divestment of iconectiv in the quarter, as well as a negative currency impact of SEK -0.3 b.

EBITA (loss)

Adjusted EBITA (loss) was SEK 7.0 (-0.8) b., mainly reflecting the SEK 7.6 b. capital gain from the divestment of iconectiv. Adjusted EBITA included a SEK 0.0 b. currency impact. Adjusted EBITA margin was 138.7% (-12.4%), including a 150 percentage point benefit from the divestment of inconectiv.

Net sales rolling four quarters were SEK 22.6 b. and the adjusted EBITA margin rolling four quarters was 21.2%, including a 33.5 percentage point benefit from the iconectiv gain.

Divested operations

In Q3 2025, Aduna and iconectiv were divested. The contribution to Enterprise Q3 2025 results from divested operations was SEK 0.6 b. in net sales, SEK 0.4 b. in adjusted gross income, and SEK 8.1 b. in adjusted EBITA.

Segment Other

SEK b.	Q3 2025	Q3 2024	YoY change	Q2 2025

Net sales	0.4	0.5	-19%	0.5

Organic sales growth	-	-	-15%	-

Gross income	0.0	0.0	-100%	0.0

Gross margin	0.0%	1.8%	-	0.4%

EBIT (loss)	-0.3	-0.1	-	0.0

EBIT margin	-71.5%	-14.6%	-	9.5%

EBITA (loss)	-0.3	-0.1	-	0.0

EBITA margin	-71.3%	-14.6%	-	9.5%

Restructuring charges	0.0	-0.1	-	0.0

Adjusted financial measures

Adjusted gross income	0.0	0.0	-85%	0.0

Adjusted gross margin	1.0%	5.1%	-	0.4%

Adjusted EBIT (loss)	-0.3	0.0	-	0.0

Adjusted EBIT margin	-70.6%	-1.4%	-	9.5%

Adjusted EBITA (loss)	-0.3	0.0	-	0.0

Adjusted EBITA margin	-70.3%	-1.4%	-	9.5%

Net sales

Reported sales were SEK 0.4 (0.5) b.

Gross income and margin

Adjusted gross income was SEK 0.0 (0.0) b. Adjusted gross margin was 1.0% (5.1%).

EBITA (loss)

Adjusted EBITA (loss) was SEK -0.3 (0.0) b., reflecting a revaluation of the Ericsson Ventures portfolio.

Net sales rolling four quarters were SEK 1.9 b.

6 Ericsson | Third quarter report 2025. October 14, 2025.	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q3 2025	Q3 2024	Q2 2025	Jan-Sep 2025	Jan-Sep 2024

Adjusted EBITA	15.8	7.8	7.4	30.2	16.9

Depreciation and amortization of non-acquired assets	1.8	1.9	1.8	5.6	5.8

Restructuring charges	-0.3	-1.6	-0.7	-1.2	-3.4

Changes in operating net assets	-0.5	7.8	-2.7	-6.0	15.0

Interest paid/received, taxes paid, and other	-8.9	-1.5	-1.8	-12.1	-5.5

Cash flow from operating activities	7.9	14.4	4.2	16.4	28.7

Net capex and other investing activities	-0.8	-0.8	-1.0	-2.9	-2.7

Repayment of lease liabilities	-0.5	-0.6	-0.6	-1.7	-1.9

Free cash flow before M &A	6.6	12.9	2.6	11.9	24.2

Cash flow from operating activities	7.9	14.4	4.2	16.4	28.7

Cash flow from investing activities	3.2	-0.3	-10.9	-6.4	-7.6

Cash flow from financing activities	-1.2	-4.2	-3.5	-5.4	-18.4

SEK b.	Sep 30 2025	Sep 30 2024	Jun 30 2025

Gross cash	88.4	62.2	73.3

- Borrowings, current	6.7	3.1	7.3

- Borrowings, non-current	29.9	33.5	29.9

Net cash	51.9	25.5	36.0

Equity	102.5	85.4	85.7

Equity ratio (% )	36.3%	31.3%	31.7%

Capital turnover (times)	1.5	1.5	1.6

Return on capital employed (%)	22.5%	1.3%	16.8%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Cash flow

Cash flow from operating activities was SEK 7.9 (14.4) b. Cash flow was driven by earnings, excluding the impact of the gain from the divestment of iconectiv. Net operating assets remained broadly stable.

Cash flow from operating activities decreased compared to the prior year period. EBITA increased YoY, excluding the impact of the gain from the divestment of iconectiv. However, Q3 2024 cash flow benefited from a significant reduction in operating working capital, reflecting the completion of large-scale roll-out projects and inventory reductions.

Cash flow from investing activities was SEK 3.2 (-0.3) b. as the proceeds from the divestment of iconectiv were largely offset by investments in interest-bearing securities.

Cash flow from financing activities was SEK -1.2 (-4.2) b. There were no material financing activities in Q3 2025.

Financial position

Gross cash increased sequentially by SEK 15.1 b. to SEK 88.4 b. driven by the proceeds from the divestment of iconectiv and positive free cash flow before M&A.

There were no material funding activities in the quarter. As of September 30, 2025, total unutilized committed credit facilities amounted to SEK 23.5 b.

The average maturity of parent company borrowings was 3.0 years as of September 30, 2025, compared with 3.8 years as of September 30, 2024.

Net cash increased sequentially by SEK 15.8 b. to SEK 51.9 b.

Liabilities for post-employment benefits decreased to SEK 19.3 b. from SEK 24.9 b. in Q2 2025 reflecting a higher Swedish discount rate. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 10.4 b., which is SEK 8.9 b. lower than current DBO.

7 Ericsson | Third quarter report 2025. October 14, 2025.	Cash flow and financial position

Key data points

Market

Dell’Oro estimates that the global RAN equipment market will remain stable in 2025.

Source: Dell’Oro Mobile RAN Quarterly Report 2Q25, Aug 2025.

Ericsson

Net sales

Reported average seasonality last 3 years (2022–2024), %.

	Q4èQ1	Q1èQ2	Q2èQ3	Q3èQ4

Networks	-24%	+8%	+3%	+16%

Cloud Software and Services	-33%	+15%	+1%	+33%

Net sales may show large variations between quarters, including currency changes.

IPR licensing revenues

At the end of Q3 2025, recurring annual IPR licensing revenues were approximately SEK 13 b.

Currency exposure

Rule of thumb: A 10% appreciation/depreciation in the USD vs. SEK would have a positive/negative impact of approximately 5% on net sales.

Amortization of intangible assets

Amortization of intangible assets is expected to be around SEK -0.5 b. per quarter, of which approximately SEK -0.4 b. related to segment Enterprise.

Restructuring charges

Restructuring charges for 2025 are expected to remain at elevated levels.

Segments

Increased uncertainty remains on the outlook, both in terms of potential for further tariff changes as well as in the broader macroeconomic environment.

Networks

Sales growth in Q4 2025 is expected to be broadly similar to 3-year average seasonality.

Adjusted gross margin in Q4 2025 is expected to be in the range of 49% to 51%.

Cloud Software and Services

Sales growth in Q4 2025 is expected to be broadly similar to 3-year average seasonality.

Enterprise

In Q3 2025, the contribution to Enterprise results from divested operations was SEK 0.6 b. in net sales, SEK 0.4 b. in adjusted gross income, and SEK 8.1 b. in adjusted EBITA.

The financial impact of the 2024 decision to reduce Global Communications Platform activities in some countries largely concluded in Q3 2025. Enterprise organic sales are expected to stabilize YoY in Q4 2025.

Capital allocation

The Board remains focused on both maintaining a solid net cash position to support R&D investment through the cycle and returning excess capital to shareholders.

The Board communicated at the March 25, 2025, Annual General Meeting that they would be undertaking a review of the balance sheet structure during the year and will return with more information after this.

The Company currently has strong generation of recurring free cashflow and a strong net cash position, supported by the iconectiv divestment. This presents scope for increased shareholder distributions through higher dividends and/or a share buyback program.

The Board intends to revert with a final proposal for shareholder approval at the 2026 AGM.

8 Ericsson | Third quarter report 2025. October 14, 2025.	Key data points

Parent Company

Income after financial items January – September 2025, was SEK 28.9 (-4.0) b.

At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 76.3 (46.2) b.

There was a decrease in intercompany lending of SEK 4.7 b. and an increase in intercompany borrowing of SEK 1.7 b. in the quarter.

At the end of the quarter, non-restricted equity amounted to SEK 41.1 (13.9) b., and total equity amounted to SEK 89.4 (62.1) b.

The Parent Company has recognized dividends from subsidiaries of SEK 9.6 (3.1) b. in the quarter.

The holding of treasury stock on September 30, 2025, was 38,065,074 Class B shares.

9 Ericsson | Third quarter report 2025. October 14, 2025.	Parent Company

Other information

Legal proceedings involving governmental authorities

In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. The Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization.

The Company continues to fully cooperate with the DOJ in its investigation into matters discussed in the 2019 internal Iraq investigation report and related topics concerning jurisdictions including Iraq, and the Company is providing additional documents and other information which continue to be requested by the DOJ. As additional information continues to be identified and evaluated in continued cooperation with the DOJ during its ongoing investigation, it is expected that there will not be any conclusive determinations on the outcome until the investigation is completed. The scope and duration of the investigation remains uncertain.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India. The Competition Commission of India decided to refer the case to the Director General’s Office for an in-depth investigation. The Competition Commission of India opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged Competition Commission of India’s jurisdiction in these cases before the Delhi High Court. On July 13, 2023, the Division Bench of the Delhi High Court found that in this instance the Competition Commission of India has no power to conduct the pending investigations against Ericsson. The Competition Commission of India appealed this order to the Supreme Court of India. On September 2, 2025, the Supreme Court dismissed the case concluding that the Competition Commission of India does not have jurisdiction to investigate Ericsson’s patent licensing conduct.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation Anti-monopoly Bureau (SAMR) that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies.

Legal proceedings not involving governmental authorities

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, the “Ericsson defendants”). The lawsuit was brought by US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against the Ericsson defendants under the U.S. Anti-Terrorism Act alleging that the Ericsson defendants made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the Ericsson defendants filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with the Ericsson defendants, the “Ericsson corporate defendants”), President and CEO Börje Ekholm and a former employee (who has not been served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June 2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted, and resolution of the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.

In February 2024, a second civil lawsuit also alleging violations of the U.S. Anti-Terrorism Act was filed in the United States District Court for the District of Columbia. The lawsuit was filed by the same law firm and involves substantially similar factual allegations and claims as those made in the Anti-Terrorism Act lawsuit originally filed in August 2022, and similarly names the same Ericsson corporate defendants, President and CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan, Syria, Turkey, Niger, and France from 2005 to 2021, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna District Court, Sweden. 93 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019 internal Iraq investigation report. Ericsson filed its statement of defense on March 15, 2024. On February 14, 2025, the District Court ordered Ericsson to produce the 2019 internal Iraq investigation report to the claimants’ external counsel. Ericsson appealed the decision and on August 15, 2025, the Court of Appeal overturned the District Court’s decision. The claimants have appealed the decision to the Supreme Court. Proceedings on the merits of the case are stayed pending final resolution of the document production issue. Ericsson will continue to vigorously defend this matter.

10 Ericsson | Third quarter report 2025. October 14, 2025.	Other information

The Company actively manages its IPR portfolio and its need for third-party licenses and is involved from time to time, in the ordinary course of business, in litigation related thereto, as plaintiff, defendant and other capacities.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, enforcement actions, lawsuits, claims (including claims by third-parties the Company has indemnified against infringement liability or provided guarantees to) and proceedings incidental to the ordinary course of business and transactions.

PRESS RELEASES

Jul 29, 2025	Ericsson announces completion of Aduna transaction
Aug. 22, 2025	Ericsson completes sale of iconectiv
Aug. 27, 2025	Ericsson announces change to the Executive Team

11 Ericsson | Third quarter report 2025. October 14, 2025.	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cybersecurity and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes, and material Group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Ericsson Annual Report 2024 and in the Annual Report on Form 20-F for the year ended December 31, 2024 (in the following, the “Annual Report 2024”). See also the risks set out in the section titled “Forward-looking statements.”

Stockholm, October 14, 2025

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

Date for next report: January 23, 2026

12 Ericsson | Third quarter report 2025. October 14, 2025.	Risk factors

Editor’s note

Media and analyst briefing	Investors
Ericsson invites media, investors and analysts to a conference call and	Daniel Morris, Vice President,
live video webcast at 09:00 AM CEST on October 14, 2025.	Head of Investor Relations
Phone: +44 7386 657217
Link to the webcast, dial-in to audio conference, supporting material	E-mail: investor.relations@ericsson.com
and replay will be available at:
www.ericsson.com/investors and	Lena Häggblom, Director,
www.ericsson.com/newsroom	Investor Relations
Phone: +46 72 593 27 78
For further information, please contact:	E-mail: investor.relations@ericsson.com
Lars Sandström, Senior Vice President, Chief Financial Officer
Phone: +46 72 161 20 04	Alan Ganson, Director,
E-mail: investor.relations@ericsson.com	Investor Relations
Phone: +46 70 267 27 30
Stella Medlicott, Senior Vice President, Chief Marketing and	E-mail: investor.relations@ericsson.com
Communications Officer
Phone: +46 73 095 65 39	Media
E-mail: media.relations@ericsson.com	Ralf Bagner, Head of Media Relations
Phone: +46 76 128 47 89
Telefonaktiebolaget LM Ericsson	E-mail: media.relations@ericsson.com
Org. number: 556016-0680
Torshamnsgatan 21	Corporate Communications
SE-164 83 Stockholm	Phone: +46 10 719 69 92
Phone: +46 10 719 00 00	E-mail: media.relations@ericsson.com
www.ericsson.com

13 Ericsson | Third quarter report 2025. October 14, 2025.	Editor’s Note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

–

Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

–

Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

–

The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

–

Risks related to our ongoing compliance with obligations under the National Security Agreement entered into in connection with Ericsson’s acquisition of Vonage, which may adversely affect the Vonage business and subject the Company to additional liabilities

–	Our goals, strategies, planning assumptions and operational or financial performance expectations

–	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth

–	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and the imposition of tariffs and sanctions

–	Continued growth of mobile communications, the success of our existing and targeted customer base, and our ability to maintain technology leadership

–

Success in implementing key strategies, including improving profitability, capturing 5G market opportunities, capitalizing on network API and Enterprise opportunities, and expected benefits from restructuring activities

–	Risks related to cybersecurity and privacy, security and data localization

–	Industry trends, future characteristics and development of the markets in which we operate

–	Risks of global operations, including legal and regulatory requirements and uncertainties, and unfavorable lawsuits and legal proceedings
–	Our future liquidity, capital resources, capital expenditures, cost savings and profitability, and risks related to financial condition

–	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

–	Our ability to deliver on future plans and achieve future growth

–	The expected operational or financial performance of strategic cooperation activities and joint ventures

–

Risks related to acquisitions and divestments that may be disruptive and incur significant expenses, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition

–	Trends related to our industry, including our regulatory environment, competition and customer structure

–	Intense competition from existing competitors, and new entrants, including vendor consolidation

–	Limited number of third-party suppliers, large, multi-year agreements with limited number of key customers, and operator consolidation

–	Risks related to intellectual property, key employees, and unforeseen risks and disruptions due to natural or man-made events

–	Risks related to environmental, social and business conduct

–

Extent of impairment impacts on cash flow and dividend capacity in future periods, which is assessed based on full-year performance and is impacted by a variety of factors, including earnings, business outlook and financial position

–

Other factors included in our filings with the SEC, including the factors described throughout this report, included in the section Risk Factors, and in “Risk Factors” in the Annual Report 2024, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

14 Ericsson | Third quarter report 2025. October 14, 2025.	Forward-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2025, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 14, 2025

Deloitte AB

Jonas Ståhlberg

Authorized Public Accountant

15 Ericsson | Third quarter report 2025. October 14, 2025.	Auditors’ Review Report

Financial statements and other information

16 Ericsson | Third quarter report 2025. October 14, 2025.	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q3			Jan-Sep

SEK million	Note	2025	2024	Change	2025	2024

Net sales	2	56,239	61,794	-9%	167,396	174,967

Cost of sales		-29,462	-33,609	-12%	-87,433	-98,309

Gross income	2	26,777	28,185	-5%	79,963	76,658

Research and development expenses 1)		-11,510	-13,140	-12%	-35,754	-39,637

Selling and administrative expenses 1)		-7,913	-9,380	-16%	-24,714	-41,145

Impairment reversals/losses on trade receivables		46	78	-41%	112	-263

Operating expenses		-19,377	-22,442	-14%	-60,356	-81,045

Other operating income and expenses 2)	10	7,715	4	—	7,790	680

Share of earnings of associated companies		36	27	33%	76	62

Earnings (loss) before financial items and income tax (EBIT)	2	15,151	5,774	162%	27,473	-3,645

Financial income and expenses, net	3	-212	-501	-58%	-252	-1,333

Income (loss) after financial items		14,939	5,273	183%	27,221	-4,978

Income tax 1)		-3,639	-1,392	161%	-7,078	473

Net income (loss)		11,300	3,881	191%	20,143	-4,505

Net income (loss) attributable to:

Owners of the Parent Company		11,149	3,814		19,865	-4,759

Non-controlling interests		151	67		278	254

Other information

Average number of shares, basic (million)	8	3,333	3,333		3,333	3,332

Earnings (loss) per share, basic (SEK) 3)	8	3.34	1.14		5.96	-1.43

Earnings (loss) per share, diluted (SEK) 3) 4)	8	3.33	1.14		5.94	-1.43

1)	Jan-Sep 2024 includes an impairment of intangible assets reported in the second quarter, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and Income tax SEK 3.7 billion.
2)

Jan-Sep 2025 and Q3 2025 includes a gain of SEK 7.6 billion due to the divestment of iconectiv. Jan-Sep 2024 includes a goodwill impairment of SEK -1.3 billion reported in the second quarter, and a one-time gain of SEK 1.9 billion reported in the first quarter from the resolution of a commercial dispute.

3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q3		Jan-Sep

SEK million	2025	2024	2025	2024

Net income (loss)	11,300	3,881	20,143	-4,505

Other comprehensive income

Items that will not be reclassified to profit or loss

Remeasurements of defined benefit pension plans	5,698	1,103	4,881	1,248

Revaluation of credit risk on borrowings	-93	109	-2	-439

Tax on items that will not be reclassified to profit or loss	-1,143	-365	-1,130	-169

Items that have been or may be reclassified to profit or loss

Cash flow hedge reserve

Gains/ losses arising during the period	29	1,521	4,684	-764

Reclassification adjustments on gains/ losses included in profit or loss	-59	222	263	476

Translation reserves

Changes in translation reserves	-1,029	-3,247	-10,927	1,273

Reclassification to profit or loss	1,304	22	1,358	-82

Share of other comprehensive income of associated companies	-8	-16	-64	11

Tax on items that have been or may be reclassified to profit or loss	6	-359	-1,019	59

Total other comprehensive income (loss),net of tax	4,705	-1,010	-1,956	1,613

Total comprehensive income (loss)	16,005	2,871	18,187	-2,892

Total comprehensive income (loss) attributable to:

Owners of the Parent Company	15,872	2,764	17,758	-3,104

Non-controlling interests	133	107	429	212

17 Ericsson | Third quarter report 2025. October 14, 2025.	Financial statements

Condensed consolidated balance sheet

SEK million	Note	Sep 30 2025	Dec 31 2024

Assets

Non-current assets

Intangible assets

Capitalized development expenses		3,964	4,593

Goodwill		47,996	56,077

Customer relationships, IPR and other intangible assets		5,858	7,954

Property, plant and equipment		8,881	10,545

Right-of-use assets		6,575	6,487

Financial assets

Equity in associated companies		1,797	1,179

Other investments in shares and participations	5	1,648	2,029

Customer finance, non-current	5	242	190

Interest-bearing securities, non-current	5	37,370	19,440

Other financial assets, non-current	5	5,432	5,161

Deferred tax assets		21,573	24,412

		141,336	138,067

Current assets

Inventories		27,519	27,125

Contract assets		7,494	6,924

Trade receivables	5	38,136	44,151

Customer finance, current	5	1,290	4,332

Current tax assets		5,172	6,083

Other current receivables		10,489	9,261

Interest-bearing securities, current	5	8,345	12,546

Cash and cash equivalents	5	42,695	43,885

		141,140	154,307

Total assets		282,476	292,374

Equity and liabilities

Equity

Stockholders’ equity		102,658	94,284

Non-controlling interest in equity of subsidiaries		-164	-1,301

		102,494	92,983

Non-current liabilities

Post-employment benefits		19,301	24,448

Provisions, non-current	4	2,478	3,511

Deferred tax liabilities		1,349	1,295

Borrowings, non-current	5	29,872	31,904

Lease liabilities, non-current		5,581	5,363

Other non-current liabilities		899	996

		59,480	67,517

Current liabilities

Provisions, current	4	5,345	8,204

Borrowings, current	5	6,680	6,137

Lease liabilities, current		1,809	2,132

Contract liabilities		40,642	41,229

Trade payables	5	25,352	30,173

Current tax liabilities		6,069	3,322

Other current liabilities		34,605	40,677

		120,502	131,874

Total equity and liabilities		282,476	292,374

18 Ericsson | Third quarter report 2025. October 14, 2025.	Financial statements

Condensed consolidated statement of cash flows

		Q3		Jan-Sep

SEK million	Note	2025	2024	2025	2024

Operating activities

Net income (loss)		11,300	3,881	20,143	-4,505

Adjustments for

Taxes		3,647	1,397	7,350	-23

Earnings/ dividends in associated companies		50	110	30	72

Depreciation, amortization and impairment losses	6	2,129	2,292	7,056	22,919

Other		-7,549	592	-7,844	1,356

		9,577	8,272	26,735	19,819

Changes in operating net assets

Inventories		-680	1,358	-2,738	7,332

Customer finance, current and non-current		372	1,211	2,627	2,980

Trade receivables and contract assets		-889	3,524	-1,013	5,617

Trade payables		1,102	-3	-1,106	-2,084

Provisions and post-employment benefits		-565	955	-3,178	-1,011

Contract liabilities		-2,869	-117	4,398	5,005

Other operating assets and liabilities, net		3,047	859	-4,970	-2,851

		-482	7,787	-5,980	14,988

Interest received		433	506	1,567	1,282

Interest paid		-328	-526	-1,798	-2,500

Taxes paid		-1,261	-1,642	-4,077	-4,841

Cash flow from operating activities		7,939	14,397	16,447	28,748

Investing activities

Investments in property, plant and equipment	6	-491	-540	-1,781	-1,673

Sales of property, plant and equipment		57	36	136	102

Acquisitions/divestments of subsidiaries and other operations, net	10	10,064	-62	10,201	-216

Product development	6	-286	-264	-786	-977

Purchase of interest-bearing securities		-9,633	-5,517	-28,448	-12,980

Sales of interest-bearing securities		3,549	4,937	11,821	8,642

Other investing activities		-106	1,113	2,454	-523

Cash flow from investing activities		3,154	-297	-6,403	-7,625

Financing activities

Proceeds from issuance of borrowings		—	1,161	198	3,130

Repayment of borrowings		-26	-5,127	-537	-15,544

Dividends paid		-1	-8	-4,811	-4,719

Repayment of lease liabilities		-507	-607	-1,654	-1,866

Other financing activities		-643	356	1,424	581

Cash flow from financing activities		-1,177	-4,225	-5,380	-18,418

Effect of exchange rate changes on cash		-841	-1,288	-5,854	-572

Net change in cash and cash equivalents		9,075	8,587	-1,190	2,133

Cash and cash equivalents, beginning of period		33,620	28,736	43,885	35,190

Cash and cash equivalents, end of period		42,695	37,323	42,695	37,323

19 Ericsson | Third quarter report 2025. October 14, 2025.	Financial statements

Condensed consolidated statement of changes in equity
						Jan-Sep

SEK million						2025	2024

Opening balance						92,983	97,408

Total comprehensive income (loss)						18,187	-2,892

Sale/repurchase of own shares						-116	-21

Share issue, net						116	21

Long-term variable compensation plans						115	58

Dividends to shareholders 1)						-9,545	-9,219

Transactions with non-controlling interests						754	-

Closing balance						102,494	85,355

1) Jan-Sep includes the second payment of SEK 4,769 (4,498) million of dividend approved by the Annual General Meeting on March 25, 2025, which was paid out on October 2, 2025.

Condensed consolidated income statement – isolated quarters
	2025			2024

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Cost of sales	-29,462	-29,483	-28,488	-40,206	-33,609	-34,033	-30,667

Gross income	26,777	26,649	26,537	32,707	28,185	25,815	22,658

Research and development expenses 1)	-11,510	-12,212	-12,032	-13,877	-13,140	-14,926	-11,571

Selling and administrative expenses 1)	-7,913	-8,180	-8,621	-10,512	-9,380	-23,074	-8,691

Impairment reversals/losses on trade receivables	46	34	32	-2	78	-84	-257

Operating expenses	-19,377	-20,358	-20,621	-24,391	-22,442	-38,084	-20,519

Other operating income and expenses 2)	7,715	67	8	-50	4	-1,299	1,975

Share of earnings of associated companies	36	33	7	-308	27	49	-14

Earnings (loss) before financial items and income tax (EBIT)	15,151	6,391	5,931	7,958	5,774	-13,519	4,100

Financial income and expenses, net	-212	34	-74	-391	-501	-361	-471

Income (loss) after financial items	14,939	6,425	5,857	7,567	5,273	-13,880	3,629

Income tax 1)	-3,639	-1,799	-1,640	-2,688	-1,392	2,881	-1,016

Net income (loss)	11,300	4,626	4,217	4,879	3,881	-10,999	2,613

Net income (loss) attributable to:

Owners of the Parent Company	11,149	4,567	4,149	4,779	3,814	-11,132	2,559

Non-controlling interests	151	59	68	100	67	133	54

Other information

Average number of shares, basic (million)	3,333	3,333	3,333	3,333	3,333	3,332	3,331

Earnings (loss) per share, basic (SEK) 3)	3.34	1.37	1.25	1.44	1.14	-3.34	0.77

Earnings (loss) per share, diluted (SEK) 3) 4)	3.33	1.37	1.24	1.44	1.14	-3.34	0.77

1)	Q2 2024 includes an impairment of intangible assets, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and income tax SEK 3.7 billion.
2)

Q3 2025 includes a gain of SEK 7.6 billion due to the divestment of iconectiv. Q2 2024 includes a goodwill impairment of SEK -1.3 billion. Q1 2024 includes a one-time gain of SEK 1.9 billion from the resolution of a commercial dispute.

3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

20 Ericsson | Third quarter report 2025. October 14, 2025.	Financial statements

Condensed consolidated statement of cash flows – isolated quarters
	2025			2024

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities

Net income (loss)	11,300	4,626	4,217	4,879	3,881	-10,999	2,613

Adjustments for

Taxes	3,647	1,949	1,754	2,563	1,397	-2,693	1,273

Earnings/ dividends in associated companies	50	-22	2	387	110	-41	3

Depreciation, amortization and impairment losses	2,129	2,177	2,750	2,815	2,292	18,015	2,612

Other	-7,549	-410	115	528	592	424	340

	9,577	8,320	8,838	11,172	8,272	4,706	6,841

Changes in operating net assets

Inventories	-680	210	-2,268	2,876	1,358	3,239	2,735

Customer finance, current and non-current	372	391	1,864	-225	1,211	-365	2,134

Trade receivables and contract assets	-889	188	-312	-3,041	3,524	1,857	236

Trade payables	1,102	-636	-1,572	2,580	-3	1,941	-4,022

Provisions and post-employment benefits	-565	-298	-2,315	958	955	304	-2,270

Contract liabilities	-2,869	-1,329	8,596	-407	-117	-1,398	6,520

Other operating assets and liabilities, net	3,047	-1,187	-6,830	5,088	859	890	-4,600

	-482	-2,661	-2,837	7,829	7,787	6,468	733

Interest received	433	458	676	518	506	385	391

Interest paid	-328	-699	-771	-543	-526	-677	-1,297

Taxes paid	-1,261	-1,268	-1,548	-1,463	-1,642	-1,606	-1,593

Cash flow from operating activities	7,939	4,150	4,358	17,513	14,397	9,276	5,075

Investing activities

Investments in property, plant and equipment	-491	-561	-729	-667	-540	-699	-434

Sales of property, plant and equipment	57	40	39	14	36	42	24

Acquisitions/divestments of subs. and other operations, net	10,064	141	-4	-95	-62	-48	-106

Product development	-286	-193	-307	-323	-264	-327	-386

Purchase of interest-bearing securities	-9,633	-12,295	-6,520	-6,642	-5,517	-5,845	-1,618

Sales of interest-bearing securities	3,549	2,568	5,704	2,605	4,937	1,501	2,204

Other investing activities	-106	-562	3,122	-3,219	1,113	-611	-1,025

Cash flow from investing activities	3,154	-10,862	1,305	-8,327	-297	-5,987	-1,341

Financing activities

Proceeds from issuance of borrowings	-	198	-	485	1,161	2	1,967

Repayment of borrowings	-26	-432	-79	-373	-5,127	-16	-10,401

Dividends paid	-1	-4,810	-	-4,514	-8	-4,711	-

Repayment of lease liabilities	-507	-554	-593	-626	-607	-658	-601

Other financing activities	-643	2,127	-60	-419	356	-313	538

Cash flow from financing activities	-1,177	-3,471	-732	-5,447	-4,225	-5,696	-8,497

Effect of exchange rate changes on cash	-841	-787	-4,226	2,823	-1,288	-705	1,421

Net change in cash and cash equivalents	9,075	-10,970	705	6,562	8,587	-3,112	-3,342

Cash and cash equivalents, beginning of period	33,620	44,590	43,885	37,323	28,736	31,848	35,190

Cash and cash equivalents, end of period	42,695	33,620	44,590	43,885	37,323	28,736	31,848

21 Ericsson | Third quarter report 2025. October 14, 2025.	Financial statements

Condensed Parent Company income statement

	Q3		Jan-Sep

SEK million	2025	2024	2025	2024

Net sales	-	-	-	-

Cost of sales	-	-	-	-

Gross income	-	-	-	-

Operating expenses	-371	-252	-1,237	-983

Other operating income and expenses	640	747	1,956	4,245
EBIT	269	495	719	3,262

Financial net	9,295	2,630	28,149	-7,273
Income (loss) after financial items	9,564	3,125	28,868	-4,011

Transfers to (-) / from untaxed reserves	-	-	-	-

Income tax	-335	-159	-514	-668
Net income (loss)	9,229	2,966	28,354	-4,679

Condensed Parent Company statement of comprehensive income (loss)

	Q3		Jan-Sep

SEK million	2025	2024	2025	2024

Net income (loss)	9,229	2,966	28,354	-4,679

Other comprehensive income (loss), net of tax	-	-	-	-

Total comprehensive income (loss)	9,229	2,966	28,354	-4,679

22 Ericsson | Third quarter report 2025. October 14, 2025.	Financial statements

Condensed Parent Company balance sheet

SEK million	Sep 30 2025	Dec 31 2024

Assets

Fixed assets

Intangible assets	146	160

Tangible assets	253	295

Financial assets 1)	134,820	121,721

	135,219	122,176

Current assets

Receivables	23,896	19,876

Short-term investments	8,128	12,222

Cash and cash equivalents	30,757	27,073

	62,781	59,171

Total assets	198,000	181,347

Stockholders’ equity, provisions and liabilities

Equity

Restricted equity	48,351	48,235

Non-restricted equity	41,090	22,335

	89,441	70,570

Provisions	190	144

Non-current liabilities	29,879	31,884

Current liabilities	78,490	78,749

Total stockholders’ equity, provisions and liabilities	198,000	181,347

1) Of which interest-bearing securities, non-current	37,370	19,439

23 Ericsson | Third quarter report 2025. October 14, 2025.	Financial statements

Accounting policies and Explanatory notes

(unaudited)

Note 1 – Accounting policies and Other changes

Accounting policies

The Group

This condensed consolidated interim financial report for the reporting period ended September 30, 2025, has been prepared in accordance with International Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS Accounting Standards” used in this document refers to IFRS® Accounting standards as issued by the International Accounting Standards Board (IASB) as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2024, and should be read in conjunction with that annual report. Amendments to IFRS Accounting Standards that became effective during 2025 do not have a material impact on the result and financial position of the Company.

Changes applied from Q1 2025

New market area structure implemented in Q1 2025

On February 25, 2025, it was announced that effective March 15, 2025, two new market areas are created – market area Americas and market area Europe, Middle East and Africa. This is done by merging market area Europe and Latin America, market area North America, and market area Middle East and Africa. From Q1 2025 the following market area structure is presented:

- Americas

- Europe, Middle East and Africa

- South East Asia, Oceania and India

- North East Asia

The financial reporting by market areas is reflecting the new structure and prior quarters have been restated accordingly.

Updated definitions of Alternative performance measures (APMs)

Starting from Q1 2025 the Company has decided to update the definitions of the following APMs. The Company believes the updated definitions better reflect the underlying results of the Company’s operations over time.

- Return on capital employed (ROCE)

- Capital turnover (CTO)

- Inventory turnover days (ITO)

- Days sales outstanding (DSO)

- Days payables outstanding (DPO)

- Operating working capital days

The APMs are now based on a rolling average rather than an average of the beginning and the end of the period. Prior periods have been updated accordingly. In addition, Operating working capital has been added as an APM. For more information, see the APM section in this report.

24 Ericsson | Third quarter report 2025. October 14, 2025.	Accounting policies and Explanatory notes

Note 2 – Segment information

Net sales by segment by quarter

	2025			2024

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	35,424	35,747	35,643	46,797	40,016	37,679	33,715

Of which Products	26,531	27,622	28,060	36,592	31,242	28,583	25,397

Of which Services	8,893	8,125	7,583	10,205	8,774	9,096	8,318

Cloud Software and Services	15,346	14,363	12,975	19,457	14,953	15,180	13,045

Of which Products	5,431	5,407	4,719	7,826	5,240	4,814	4,529

Of which Services	9,915	8,956	8,256	11,631	9,713	10,366	8,516

Enterprise	5,058	5,548	5,933	6,090	6,319	6,484	5,970

Other	411	474	474	569	506	505	595

Total	56,239	56,132	55,025	72,913	61,794	59,848	53,325

	2025			2024

Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-1%	0%	-24%	17%	6%	12%	-25%

Of which Products	-4%	-2%	-23%	17%	9%	13%	-27%

Of which Services	9%	7%	-26%	16%	-4%	9%	-19%

Cloud Software and Services	7%	11%	-33%	30%	-1%	16%	-33%

Of which Products	0%	15%	-40%	49%	9%	6%	-36%

Of which Services	11%	8%	-29%	20%	-6%	22%	-32%

Enterprise	-9%	-6%	-3%	-4%	-3%	9%	-11%

Other	-13%	0%	-17%	12%	0%	-15%	-5%

Total	0%	2%	-25%	18%	3%	12%	-26%

	2025			2024

Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-11%	-5%	6%	4%	-4%	-11%	-21%

Of which Products	-15%	-3%	10%	5%	-2%	-13%	-21%

Of which Services	1%	-11%	-9%	-1%	-10%	-6%	-19%

Cloud Software and Services	3%	-5%	-1%	-1%	-4%	0%	-3%

Of which Products	4%	12%	4%	11%	5%	-7%	2%

Of which Services	2%	-14%	-3%	-7%	-8%	4%	-5%

Enterprise	-20%	-14%	-1%	-9%	-5%	2%	0%

Other	-19%	-6%	-20%	-9%	-28%	-2%	-14%

Total	-9%	-6%	3%	1%	-4%	-7%	-15%

	2025			2024

Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	106,814	71,390	35,643	158,207	111,410	71,394	33,715

Of which Products	82,213	55,682	28,060	121,814	85,222	53,980	25,397

Of which Services	24,601	15,708	7,583	36,393	26,188	17,414	8,318

Cloud Software and Services	42,684	27,338	12,975	62,635	43,178	28,225	13,045

Of which Products	15,557	10,126	4,719	22,409	14,583	9,343	4,529

Of which Services	27,127	17,212	8,256	40,226	28,595	18,882	8,516

Enterprise	16,539	11,481	5,933	24,863	18,773	12,454	5,970

Other	1,359	948	474	2,175	1,606	1,100	595

Total	167,396	111,157	55,025	247,880	174,967	113,173	53,325

	2025			2024

Year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-4%	0%	6%	-8%	-12%	-16%	-21%

Of which Products	-4%	3%	10%	-7%	-12%	-17%	-21%

Of which Services	-6%	-10%	-9%	-9%	-12%	-13%	-19%

Cloud Software and Services	-1%	-3%	-1%	-2%	-2%	-1%	-3%

Of which Products	7%	8%	4%	3%	0%	-3%	2%

Of which Services	-5%	-9%	-3%	-4%	-3%	0%	-5%

Enterprise	-12%	-8%	-1%	-3%	-1%	1%	0%

Other	-15%	-14%	-20%	-14%	-16%	-9%	-14%

Total	-4%	-2%	3%	-6%	-9%	-11%	-15%

25 Ericsson | Third quarter report 2025. October 14, 2025.	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2025			2024

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	17,705	17,638	18,112	22,326	19,332	17,139	14,851

Cloud Software and Services	6,463	5,964	5,069	7,243	5,537	5,407	4,834

Enterprise	2,609	3,045	3,338	3,306	3,307	3,310	2,865

Other	0	2	18	-168	9	-41	108

Total	26,777	26,649	26,537	32,707	28,185	25,815	22,658

	2025			2024

Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	53,455	35,750	18,112	73,648	51,322	31,990	14,851

Cloud Software and Services	17,496	11,033	5,069	23,021	15,778	10,241	4,834

Enterprise	8,992	6,383	3,338	12,788	9,482	6,175	2,865

Other	20	20	18	-92	76	67	108

Total	79,963	53,186	26,537	109,365	76,658	48,473	22,658

EBIT (loss) by segment by quarter

	2025			2024

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	7,075	6,376	7,040	9,267	7,492	4,750	4,156

Cloud Software and Services	1,721	840	71	1,099	-443	-728	-363

Enterprise	6,649	-870	-1,014	-1,876	-1,201	-17,424	-1,582

Other	-294	45	-166	-532	-74	-117	1,889

Total	15,151	6,391	5,931	7,958	5,774	-13,519	4,100

	2025			2024

Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	20,491	13,416	7,040	25,665	16,398	8,906	4,156

Cloud Software and Services	2,632	911	71	-435	-1,534	-1,091	-363

Enterprise	4,765	-1,884	-1,014	-22,083	-20,207	-19,006	-1,582

Other	-415	-121	-166	1,166	1,698	1,772	1,889

Total	27,473	12,322	5,931	4,313	-3,645	-9,419	4,100

26 Ericsson | Third quarter report 2025. October 14, 2025.	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2025			2024 3)

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Americas	19,781	19,760	20,762	25,737	23,366	19,838	16,449

Europe, Middle East and Africa 1) 2)	16,730	16,193	14,475	21,865	16,893	17,265	15,287

South East Asia, Oceania and India	7,097	5,505	7,226	8,449	7,702	7,694	8,565

North East Asia	3,825	3,766	3,215	7,090	3,686	4,561	3,424

Other 1) 2)	8,806	10,908	9,347	9,772	10,147	10,490	9,600

Total	56,239	56,132	55,025	72,913	61,794	59,848	53,325

1) Of which in Sweden	863	686	461	597	432	583	729

2) Of which in EU	8,213	8,223	7,566	10,935	8,157	8,606	7,566

	2025			2024 3)

Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Americas	0%	-5%	-19%	10%	18%	21%	-12%

Europe, Middle East and Africa 1) 2)	3%	12%	-34%	29%	-2%	13%	-33%

South East Asia, Oceania and India	29%	-24%	-14%	10%	0%	-10%	-27%

North East Asia	2%	17%	-55%	92%	-19%	33%	-62%

Other 1) 2)	-19%	17%	-4%	-4%	-3%	9%	-1%

Total	0%	2%	-25%	18%	3%	12%	-26%

1) Of which in Sweden	26%	49%	-23%	38%	-26%	-20%	115%

2) Of which in EU	0%	9%	-31%	34%	-5%	14%	-25%

	2025			2024 3)

Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Americas	-15%	0%	26%	38%	37%	11%	-17%

Europe, Middle East and Africa 1) 2)	-1%	-6%	-5%	-4%	-8%	-3%	-1%

South East Asia, Oceania and India	-8%	-28%	-16%	-28%	-44%	-44%	-38%

North East Asia	4%	-17%	-6%	-22%	-31%	-10%	-22%

Other 1) 2)	-13%	4%	-3%	1%	1%	6%	6%

Total	-9%	-6%	3%	1%	-4%	-7%	-15%

1) Of which in Sweden	100%	18%	-37%	76%	-5%	58%	19%

2) Of which in EU	1%	-4%	0%	8%	4%	7%	-8%

	2025			2024 3)

Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Americas	60,303	40,522	20,762	85,390	59,653	36,287	16,449

Europe, Middle East and Africa 1) 2)	47,398	30,668	14,475	71,310	49,445	32,552	15,287

South East Asia, Oceania and India	19,828	12,731	7,226	32,410	23,961	16,259	8,565

North East Asia	10,806	6,981	3,215	18,761	11,671	7,985	3,424

Other 1) 2)	29,061	20,255	9,347	40,009	30,237	20,090	9,600

Total	167,396	111,157	55,025	247,880	174,967	113,173	53,325

1) Of which in Sweden	2,010	1,147	461	2,341	1,744	1,312	729

2) Of which in EU	24,002	15,789	7,566	35,264	24,329	16,172	7,566

	2025			2024 3)

Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Americas	1%	12%	26%	16%	9%	-4%	-17%

Europe, Middle East and Africa 1) 2)	-4%	-6%	-5%	-4%	-4%	-2%	-1%

South East Asia, Oceania and India	-17%	-22%	-16%	-39%	-42%	-41%	-38%

North East Asia	-7%	-13%	-6%	-22%	-21%	-15%	-22%

Other 1) 2)	-4%	1%	-3%	4%	4%	6%	6%

Total	-4%	-2%	3%	-6%	-9%	-11%	-15%

1) Of which in Sweden	15%	-13%	-37%	32%	22%	34%	19%

2)Of which in EU	-1%	-2%	0%	3%	1%	-1%	-8%

3) 2024 has been restated to reflect the changes in the market area structure, see note 1 “Accounting policies and Other changes” for more information.

27 Ericsson | Third quarter report 2025. October 14, 2025.	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q3 2025					Jan-Sep 2025

SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total

Americas	15,197	4,498	86	0	19,781	47,532	12,477	294	0	60,303

Europe, Middle East and Africa	9,907	6,653	170	0	16,730	27,999	18,769	630	0	47,398

South East Asia, Oceania and India	4,444	2,644	9	0	7,097	13,296	6,496	36	0	19,828

North East Asia	3,042	782	1	0	3,825	8,364	2,432	10	0	10,806

Other 1)	2,834	769	4,792	411	8,806	9,623	2,510	15,569	1,359	29,061

Total	35,424	15,346	5,058	411	56,239	106,814	42,684	16,539	1,359	167,396

Share of total	63%	27%	9%	1%	100%	64%	25%	10%	1%	100%

1) Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q3 2025

Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total

Americas	0%	0%	5%	-	0%

Europe, Middle East and Africa	1%	8%	-23%	-	3%

South East Asia, Oceania and India	22%	43%	-55%	-	29%

North East Asia	2%	-1%	-50%	-	2%

Other	-32%	-28%	-8%	-13%	-19%

Total	-1%	7%	-9%	-13%	0%

	Q3 2025					Jan-Sep 2025

Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total

Americas	-19%	2%	-45%	-100%	-15%	2%	-1%	-17%	-100%	1%

Europe, Middle East and Africa	0%	-1%	-26%	-100%	-1%	-5%	-2%	-7%	-100%	-4%

South East Asia, Oceania and India	-20%	23%	80%	-100%	-8%	-24%	1%	71%	-	-17%

North East Asia	7%	-6%	-75%	-100%	4%	-6%	-8%	0%	-100%	-7%

Other	-3%	-6%	-19%	-15%	-13%	10%	7%	-12%	-5%	-4%

Total	-11%	3%	-20%	-19%	-9%	-4%	-1%	-12%	-15%	-4%

28 Ericsson | Third quarter report 2025. October 14, 2025.	Accounting policies and Explanatory notes

Top 5 countries in sales

	2025			2024

Country, percentage of net sales1)	Q3	Q2	Q1	Q4	Q3	Q2	Q1

United States	40%	44%	45%	39%	44%	38%	37%

India	5%	4%	7%	4%	5%	6%	10%

United Kingdom	4%	4%	4%	4%	4%	3%	4%

China	3%	4%	3%	4%	3%	6%	4%

Japan	3%	3%	3%	5%	3%	3%	3%

	2025			2024

Country, percentage of net sales1)	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

United States	43%	44%	45%	40%	40%	38%	37%

India	5%	6%	7%	6%	7%	8%	10%

United Kingdom	4%	4%	4%	4%	3%	3%	4%

China	4%	4%	3%	4%	4%	5%	4%

Japan	3%	3%	3%	4%	3%	3%	3%

1)	Based on Jan-Sep 2025. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2025			2024

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	2,569	3,987	2,606	2,870	2,853	3,187	2,539

Cloud Software and Services	564	875	572	630	626	700	557

Total	3,133	4,862	3,178	3,500	3,479	3,887	3,096

	2025			2024

Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	9,162	6,593	2,606	11,449	8,579	5,726	2,539

Cloud Software and Services	2,011	1,447	572	2,513	1,883	1,257	557

Total	11,173	8,040	3,178	13,962	10,462	6,983	3,096

Note 3 – Financial income and expenses, net

Financial income and expenses, net

	2025			2024

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Financial income	662	579	619	587	724	742	681

Financial expenses	-735	-927	-805	-984	-991	-1,029	-1,099

Net foreign exchange gains/losses	-139	382	112	6	-234	-74	-53

Total	-212	34	-74	-391	-501	-361	-471

	2025			2024

Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Financial income	1,860	1,198	619	2,734	2,147	1,423	681

Financial expenses	-2,467	-1,732	-805	-4,103	-3,119	-2,128	-1,099

Net foreign exchange gains/losses	355	494	112	-355	-361	-127	-53

Total	-252	-40	-74	-1,724	-1,333	-832	-471

29 Ericsson | Third quarter report 2025. October 14, 2025.	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions
	2025			2024

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	8,652	9,093	11,715	10,544	10,200	10,065	11,706

Additions	847	1,830	1,055	3,329	2,761	2,472	783

Utilization	-1,311	-1,853	-3,009	-1,830	-1,872	-1,448	-2,140

Of which restructuring	-813	-837	-1,201	-1,201	-1,286	-755	-932

Reversal of excess amounts	-370	-273	-256	-651	-333	-411	-364

Reclassification, translation difference and other	5	-145	-412	323	-212	-478	80

Closing balance	7,823	8,652	9,093	11,715	10,544	10,200	10,065

Of which restructuring	1,710	2,429	2,720	3,872	3,897	3,757	2,953

	2025			2024

Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	11,715	11,715	11,715	11,706	11,706	11,706	11,706

Additions	3,732	2,885	1,055	9,345	6,016	3,255	783

Utilization	-6,173	-4,862	-3,009	-7,290	-5,460	-3,588	-2,140

Of which restructuring	-2,851	-2,038	-1,201	-4,174	-2,973	-1,687	-932

Reversal of excess amounts	-899	-529	-256	-1,759	-1,108	-775	-364

Reclassification, translation difference and other	-552	-557	-412	-287	-610	-398	80

Closing balance	7,823	8,652	9,093	11,715	10,544	10,200	10,065

Of which restructuring	1,710	2,429	2,720	3,872	3,897	3,757	2,953

30 Ericsson | Third quarter report 2025. October 14, 2025.	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

	$		$	$		$		$		$	$		$

Financial instruments

SEK billion			Sep 30 2025							Dec 31 2024

			Fair value hierarchy level							Fair value hierarchy level

	Carrying value		Level 1	Level 2		Level 3		Carrying value		Level 1	Level 2		Level 3

Assets at fair value through profit or loss

Customer finance 1)		1.5	-		-		1.5		4.5	-		-		4.5

Interest-bearing securities		45.5	42.9		2.6		-		31.7	30.4		1.3		-

Cash equivalents 2)		25.6	-		25.6		-		24.3	0.3		24.0		-

Other financial assets		1.6	-		-		1.6		2.7	0.8		-		1.9

Other current assets		3.2	-		3.2		-		0.2	-		0.2		-

Assets at fair value through OCI

Trade receivables		38.1	-		-		38.1		44.2	-		-		44.2

Assets at amortized costs

Interest-bearing securities		0.2	-		-		-		0.3	-		-		-

Other financial assets		0.1	-		-		-		0.3	-		-		-

Total financial assets		115.8							108.2

Financial liabilities at designated FVTPL

Parent company borrowings		-33.1	-19.2		-13.9		-		-35.7	-19.7		-16.0		-

Financial liabilities at FVTPL

Other current liabilities		-0.1	-		-0.1		-		-3.3	-		-3.3		-

Liabilities at amortized cost

Trade payables		-25.4	-		-		-		-30.2	-		-		-

Borrowings		-3.5	-		-		-		-2.3	-		-		-

Total financial liabilities		-62.1							-71.5

1) Year to date movements of customer finance receivables are as follows: additions of SEK 11.7 billion, disposals and repayments of SEK 14.4 billion and revaluation loss of SEK 0.3 billion.

2) Total Cash and cash equivalent is SEK 42.7 (43.9 on Dec 31, 2024) billion, of which SEK 25.6 (24.3 on Dec 31, 2024) billion relating to Cash equivalents are presented in the table above.

	$		$		$

Exchange rates used in the consolidation

	Jan-Sep				Jan-Dec

	2025		2024		2024

SEK/EUR - closing rate		11.06		11.31	11.49

SEK/USD - closing rate		9.42		10.11	10.99

31 Ericsson | Third quarter report 2025. October 14, 2025.	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments Investments in assets subject to depreciation, amortization, impairment and write-downs

	2025			2024

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Additions

Property, plant and equipment	491	561	729	667	540	699	434

Capitalized development expenses	286	193	307	323	264	327	386

IPR, brands and other intangible assets	81	301	57	93	78	45	1

Total	858	1,055	1,093	1,083	882	1,071	821

Depreciation, amortization and impairment losses

Property, plant and equipment	812	826	1,029	1,117	924	1,161	941

Capitalized development expenses	449	451	444	409	410	349	312

Goodwill, IPR, brands and other intangible assets	365	373	721	666	429	15,945	793

Right-of-use assets	503	527	556	623	529	560	566

Total	2,129	2,177	2,750	2,815	2,292	18,015	2,612

	2025			2024

Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions

Property, plant and equipment	1,781	1,290	729	2,340	1,673	1,133	434

Capitalized development expenses	786	500	307	1,300	977	713	386

IPR, brands and other intangible assets	439	358	57	217	124	46	1

Total	3,006	2,148	1,093	3,857	2,774	1,892	821

Depreciation, amortization and impairment losses

Property, plant and equipment	2,667	1,855	1,029	4,143	3,026	2,102	941

Capitalized development expenses	1,344	895	444	1,480	1,071	661	312

Goodwill, IPR, brands and other intangible assets	1,459	1,094	721	17,833	17,167	16,738	793

Right-of-use assets	1,586	1,083	556	2,278	1,655	1,126	566

Total	7,056	4,927	2,750	25,734	22,919	20,627	2,612

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

	Sep 30	Dec 31

SEK million	2025	2024

Contingent liabilities	3,249	3,559

Assets pledged as collateral	9,792	9,438

32 Ericsson | Third quarter report 2025. October 14, 2025.	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q3		Jan-Sep

	2025	2024	2025	2024

Number of shares, end of period (million)	3,371	3,348	3,371	3,348

Of which class A-shares (million)	262	262	262	262

Of which class B-shares (million)	3,110	3,086	3,110	3,086

Number of treasury shares, end of period (million)	38	16	38	16

Number of shares outstanding, basic, end of period (million)	3,333	3,333	3,333	3,333

Numbers of shares outstanding, diluted, end of period (million)	3,342	3,339	3,342	3,339

Average number of treasury shares (million)	38	16	28	14

Average number of shares outstanding, basic (million)	3,333	3,333	3,333	3,332

Average number of shares outstanding, diluted (million) 1)	3,342	3,339	3,342	3,339

Earnings (loss) per share, basic (SEK) 2)	3.34	1.14	5.96	-1.43

Earnings (loss) per share, diluted (SEK) 1)	3.33	1.14	5.94	-1.43

1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2) Based on net income attributable to owners of the Parent Company.

The AGM 2025 resolved to issue 23,100,000 Class C shares for the Long-Term Variable Compensation Programs LTV II 2025 and LTV 2024 for Ericsson’s executive team and other executives. In accordance with an authorization from the AGM, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5.00, totalling SEK 115.5 million.

The proposed dividend for 2024 of SEK 2.85 per share was approved by the AGM on March 25, 2025. The dividend was paid in two installments. The first dividend payment of SEK 1.43 per share was made with the record date of March 27, 2025, with a payment date of April 1, 2025. The second dividend payment of SEK 1.42 per share was made with the record date September 29, 2025, with a payment date of October 2, 2025.

Note 9 – Employee information

Number of employees

	2025			2024 2)

End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Americas	15,346	15,926	15,857	16,034	16,554	16,791	17,051

Europe, Middle East and Africa 1)	39,489	40,413	40,677	41,387	41,993	43,017	42,989

South East Asia, Oceania and India	25,358	25,591	25,991	26,389	26,327	26,558	27,016

North East Asia	9,705	10,007	10,341	10,426	11,110	11,619	12,084

Total	89,898	91,937	92,866	94,236	95,984	97,985	99,140

1) Of which in Sweden	12,967	13,476	13,222	13,420	13,633	14,109	13,849

2) 2024 has been restated to reflect the changes in the market area structure, see note 1 “Accounting policies and Other changes” for more information.

Note 10 – Information on iconectiv divestment

On August 22 the Company divested iconectiv, which was an acquired US subsidiary (83.3% ownership) forming part of Segment Enterprise and is a provider of network number portability solutions and data exchange services. The transaction resulted in a capital gain of SEK 7.6 billion, and impact investing cash flow of SEK 10.5 billion in the period.

iconectiv’s consolidated contribution to Ericsson’s 2024 net income was approximately SEK 1.0 billion.

33 Ericsson | Third quarter report 2025. October 14, 2025.	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2024.

From Q1 2025, the definition of Return on capital employed (ROCE) and Capital turnover (CTO) have been updated and is based on a rolling average rather than an average of the beginning and the end of the period. Prior periods have been updated accordingly. Operating working capital has been added as an APM.

From Q1 2025, the definitions of Inventory turnover days (ITO), Days sales outstanding (DSO), Days payables outstanding (DPO) and Operating working capital days have been updated and can be found in the end of this report. Prior periods have been updated accordingly.

The Company believes the updated definitions better reflect the underlying results of the Company’s operations over time.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales growth.

	2025			2024

Isolated quarters, year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Acquired business	-	-	-	-	-	-	-

Net FX impact	4,213	4,672	-1,817	683	1,832	22	740

Com parable net sales, excluding FX impact	60,452	60,804	53,208	73,596	63,626	59,870	54,065

Com parable quarter net sales adj. for acq/div business	61,794	59,848	53,325	71,881	64,473	64,444	62,553

Organic sales growth (% )	-2%	2%	0%	2%	-1%	-7%	-14%

	2025			2024

Year to date, year over year change	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Reported net sales	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Acquired business	-	-	-	-	-	-	-

Net FX impact	7,068	2,855	-1,817	3,277	2,594	762	740

Com parable net sales, excluding FX impact	174,464	114,012	53,208	251,157	177,561	113,935	54,065

Com parable quarter net sales adj. for acq/div business	174,967	113,173	53,325	263,351	191,470	126,997	62,553

Organic sales growth (%)	0%	1%	0%	-5%	-7%	-10%	-14%

34 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

Items excluding restructuring charges and impairments of goodwill and intangible assets

Gross income, operating expenses, and EBIT are presented excluding restructuring charges, and for certain measures, as a percentage of net sales. EBIT is also presented excluding restructuring charges and impairments of goodwill and intangible assets.

	2025			2024

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross income	26,777	26,649	26,537	32,707	28,185	25,815	22,658

Net sales	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Gross margin (% )	47.6%	47.5%	48.2%	44.9%	45.6%	43.1%	42.5%

Gross income	26,777	26,649	26,537	32,707	28,185	25,815	22,658

Restructuring charges included in cost of sales	271	310	158	1,034	424	466	122

Adjusted gross income	27,048	26,959	26,695	33,741	28,609	26,281	22,780

Net sales	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Adjusted gross margin (% )	48.1%	48.0%	48.5%	46.3%	46.3%	43.9%	42.7%

Operating expenses	-19,377	-20,358	-20,621	-24,391	-22,442	-38,084	-20,519

Restructuring charges included in R&D expenses	-41	300	20	358	966	805	-10

Restructuring charges included in selling and administrative expenses	73	46	103	234	163	357	93

Operating expenses excluding restructuring charges	-19,345	-20,012	-20,498	-23,799	-21,313	-36,922	-20,436

EBIT (loss)	15,151	6,391	5,931	7,958	5,774	-13,519	4,100

Net sales	56,239	56,132	55,025	72,913	61,794	59,848	53,325

EBIT margin (% )	26.9%	11.4%	10.8%	10.9%	9.3%	-22.6%	7.7%

EBIT (loss)	15,151	6,391	5,931	7,958	5,774	-13,519	4,100

Total restructuring charges	303	656	281	1,626	1,553	1,628	205

Adjusted EBIT (loss)	15,454	7,047	6,212	9,584	7,327	-11,891	4,305

Net sales	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Adjusted EBIT margin (% )	27.5%	12.6%	11.3%	13.1%	11.9%	-19.9%	8.1%

Adjusted EBIT (loss)	15,454	7,047	6,212	9,584	7,327	-11,891	4,305

Impairment of goodwill and intangible assets	-	-	-	213	-	15,120	-

Adjusted EBIT excluding impairments of goodwill and intangible assets	15,454	7,047	6,212	9,797	7,327	3,229	4,305

Net sales	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Adjusted EBIT margin excluding impairments of goodwill and intangible assets (% )	27.5%	12.6%	11.3%	13.4%	11.9%	5.4%	8.1%

	2025			2024

Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Gross income	79,963	53,186	26,537	109,365	76,658	48,473	22,658

Net sales	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Gross margin (% )	47.8%	47.8%	48.2%	44.1%	43.8%	42.8%	42.5%

Gross income	79,963	53,186	26,537	109,365	76,658	48,473	22,658

Restructuring charges included in cost of sales	739	468	158	2,046	1,012	588	122

Adjusted gross income	80,702	53,654	26,695	111,411	77,670	49,061	22,780

Net sales	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Adjusted gross margin (% )	48.2%	48.3%	48.5%	44.9%	44.4%	43.4%	42.7%

Operating expenses	-60,356	-40,979	-20,621	-105,436	-81,045	-58,603	-20,519

Restructuring charges included in R&D expenses	279	320	20	2,119	1,761	795	-10

Restructuring charges included in selling and administrative expenses	222	149	103	847	613	450	93

Operating expenses excluding restructuring charges	-59,855	-40,510	-20,498	-102,470	-78,671	-57,358	-20,436

EBIT (loss)	27,473	12,322	5,931	4,313	-3,645	-9,419	4,100

Net sales	167,396	111,157	55,025	247,880	174,967	113,173	53,325

EBIT margin (% )	16.4%	11.1%	10.8%	1.7%	-2.1%	-8.3%	7.7%

EBIT (loss)	27,473	12,322	5,931	4,313	-3,645	-9,419	4,100

Total restructuring charges	1,240	937	281	5,012	3,386	1,833	205

Adjusted EBIT (loss)	28,713	13,259	6,212	9,325	-259	-7,586	4,305

Net sales	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Adjusted EBIT margin (% )	17.2%	11.9%	11.3%	3.8%	-0.1%	-6.7%	8.1%

Adjusted EBIT (loss)	28,713	13,259	6,212	9,325	-259	-7,586	4,305

Impairment of goodwill and intangible assets	-	-	-	15,333	15,120	15,120	-

Adjusted EBIT excluding impairments of goodwill and intangible assets	28,713	13,259	6,212	24,658	14,861	7,534	4,305

Net sales	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Adjusted EBIT margin excluding impairments of goodwill and intangible assets (% )	17.2%	11.9%	11.3%	9.9%	8.5%	6.7%	8.1%

35 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

EBITA and EBITA margin / Adjusted EBITA and EBITA margin

Earnings before interest, income tax, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.

Adjusted EBITA also expressed as a percentage of net sales.

	2025			2024

Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income (loss)	11,300	4,626	4,217	4,879	3,881	-10,999	2,613
Income tax	3,639	1,799	1,640	2,688	1,392	-2,881	1,016

Financial income and expenses, net	212	-34	74	391	501	361	471

Amortizations and write-downs of acquired intangibles	365	372	721	665	429	15,945	793

Of which segment Enterprise	338	346	389	549	378	15,916	762

EBITA	15,516	6,763	6,652	8,623	6,203	2,426	4,893

Net sales	56,239	56,132	55,025	72,913	61,794	59,848	53,325

EBITA margin (% )	27.6%	12.0%	12.1%	11.8%	10.0%	4.1%	9.2%

Restructuring charges	303	656	281	1,626	1,553	1,628	205

Adjusted EBITA	15,819	7,419	6,933	10,249	7,756	4,054	5,098

Adjusted EBITA margin (% )	28.1%	13.2%	12.6%	14.1%	12.6%	6.8%	9.6%

	2025			2024

Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income (loss)	20,143	8,843	4,217	374	-4,505	-8,386	2,613
Income tax	7,078	3,439	1,640	2,215	-473	-1,865	1,016

Financial income and expenses, net	252	40	74	1,724	1,333	832	471

Amortizations and w rite-downs of acquired intangibles	1,458	1,093	721	17,832	17,167	16,738	793

Of which segment Enterprise	1,073	735	389	17,605	17,056	16,678	762

EBITA	28,931	13,415	6,652	22,145	13,522	7,319	4,893

Net sales	167,396	111,157	55,025	247,880	174,967	113,173	53,325

EBITA margin (% )	17.3%	12.1%	12.1%	8.9%	7.7%	6.5%	9.2%

Restructuring charges	1,240	937	281	5,012	3,386	1,833	205

Adjusted EBITA	30,171	14,352	6,933	27,157	16,908	9,152	5,098

Adjusted EBITA margin (% )	18.0%	12.9%	12.6%	11.0%	9.7%	8.1%	9.6%

Additionally, Ericsson provides forward-looking targets for adjusted EBITA margin and Free cash flow before M&A as a percentage of net sales, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and adjusted EBITA margin (%)

Net sales, EBITA margin and restructuring charges as a sum of last four quarters.

	2025			2024

Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	240,309	245,864	249,580	247,880	246,848	249,527	254,123

EBITA	37,554	28,241	23,904	22,145	20,216	17,841	15,957

Restructuring charges	2,866	4,116	5,088	5,012	4,906	4,241	5,746

Adjusted EBITA	40,420	32,357	28,992	27,157	25,122	22,082	21,703

Adjusted EBITA margin (% )	16.8%	13.2%	11.6%	11.0%	10.2%	8.8%	8.5%

36 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2025			2024

SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	42,695	33,620	44,590	43,885	37,323	28,736	31,848

+ Interest-bearing securities, current	8,345	6,790	5,147	12,546	10,063	13,838	8,948

+ Interest-bearing securities, non-current	37,370	32,859	24,436	19,440	14,806	11,146	11,177

Gross cash, end of period	88,410	73,269	74,173	75,871	62,192	53,720	51,973

- Borrowings, current	6,680	7,285	5,597	6,137	3,134	8,067	8,491

- Borrowings, non-current	29,872	29,944	29,929	31,904	33,524	32,520	32,675

Net cash, end of period	51,858	36,040	38,647	37,830	25,534	13,133	10,807

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2025			2024

SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total assets	282,476	270,555	277,978	292,374	272,450	278,486	299,523

Less: Non-interest-bearing provisions and liabilities

Provisions, non-current	2,478	2,365	2,541	3,511	3,036	2,642	3,952

Deferred tax liabilities	1,349	1,390	1,365	1,295	1,255	1,295	3,999

Other non-current liabilities	899	870	888	996	889	865	839

Provisions, current	5,345	6,287	6,552	8,204	7,508	7,558	6,113

Contract liabilities	40,642	44,370	46,757	41,229	39,540	40,704	42,538

Trade payables	25,352	24,804	26,450	30,173	25,888	26,731	25,305

Current tax liabilities	6,069	3,609	2,664	3,322	3,821	3,710	3,810

Other current liabilities	34,605	32,521	41,655	40,677	36,903	38,485	35,786

Capital employed	165,737	154,339	149,106	162,967	153,610	156,496	177,181

Capital turnover

Rolling four quarters of net sales divided by five-point average for capital employed.

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025			2024

SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales, rolling four quarters	240,309	245,864	249,580	247,880	246,848	249,527	254,123

Average capital employed, rolling five quarters

Capital employed at end of period -4	153,610	156,496	177,181	177,965	170,926	197,676	195,403

Capital employed at end of period -3	162,967	153,610	156,496	177,181	177,965	170,926	197,676

Capital employed at end of period -2	149,106	162,967	153,610	156,496	177,181	177,965	170,926

Capital employed at end of period -1	154,339	149,106	162,967	153,610	156,496	177,181	177,965

Capital employed at end of period	165,737	154,339	149,106	162,967	153,610	156,496	177,181

Average capital employed, rolling five quarters	157,152	155,304	159,872	165,644	167,236	176,049	183,830

Capital turnover (times)	1.5	1.6	1.6	1.5	1.5	1.4	1.4

37 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

Return on capital employed

Rolling four quarters of EBIT divided by five-point average for capital employed.

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025			2024
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

EBIT (loss), rolling four quarters	35,431	26,054	6,144	4,313	2,203	-32,479	-19,272

Average capital employed, rolling five quarters

Capital employed at end of period -4	153,610	156,496	177,181	177,965	170,926	197,676	195,403

Capital employed at end of period -3	162,967	153,610	156,496	177,181	177,965	170,926	197,676

Capital employed at end of period -2	149,106	162,967	153,610	156,496	177,181	177,965	170,926

Capital employed at end of period -1	154,339	149,106	162,967	153,610	156,496	177,181	177,965

Capital employed at end of period	165,737	154,339	149,106	162,967	153,610	156,496	177,181

Average capital employed, rolling five quarters	157,152	155,304	159,872	165,644	167,236	176,049	183,830

Return on capital employed (% )	22.5%	16.8%	3.8%	2.6%	1.3%	-18.4%	-10.5%

Equity ratio

Equity expressed as a percentage of total assets.

	2025			2024
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total equity	102,494	85,699	84,858	92,983	85,355	82,467	107,639

Total assets	282,476	270,555	277,978	292,374	272,450	278,486	299,523

Equity ratio (% )	36.3%	31.7%	30.5%	31.8%	31.3%	29.6%	35.9%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2025			2024
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income (loss) attributable to owners of the Parent Company	11,149	4,567	4,149	4,779	3,814	-11,132	2,559

Annualized	44,596	18,268	16,596	19,116	15,256	-44,528	10,236

Average stockholders’ equity

Stockholders’ equity, beginning of period	86,748	86,039	94,284	86,630	83,840	109,137	98,673

Stockholders’ equity, end of period	102,658	86,748	86,039	94,284	86,630	83,840	109,137

Average stockholders’ equity	94,703	86,394	90,162	90,457	85,235	96,489	103,905

Return on equity (% )	47.1%	21.1%	18.4%	21.1%	17.9%	-46.1%	9.9%

	2025			2024
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income (loss) attributable to owners of the Parent Company	19,865	8,716	4,149	20	-4,759	-8,573	2,559

Annualized	26,487	17,432	16,596	20	-6,345	-17,146	10,236

Average stockholders’ equity

Stockholders’ equity, beginning of period	94,284	94,284	94,284	98,673	98,673	98,673	98,673

Stockholders’ equity, end of period	102,658	86,748	86,039	94,284	86,630	83,840	109,137

Average stockholders’ equity	98,471	90,516	90,162	96,479	92,652	91,257	103,905

Return on equity (% )	26.9%	19.3%	18.4%	0.0%	-6.8%	-18.8%	9.9%

38 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

Operating working capital

Inventories, contract assets, trade receivables, customer finance (current and non-current), advances to suppliers and prepaid expenses less contract liabilities and trade payables.

Operating working capital is added from Q1 2025. Refer to the clarification provided at the beginning of the APM section.

	2025			2024
SEK million	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Inventories	27,519	27,068	27,649	27,125	29,004	30,897	34,564

Contract assets	7,494	6,618	5,735	6,924	7,568	6,851	6,715

Trade receivables	38,136	39,107	41,428	44,151	38,018	43,578	46,246

Customer finance, current	1,290	1,879	2,396	4,332	3,843	4,590	3,717

Customer finance, non-current	242	78	27	190	221	843	1,406

Advance payments to suppliers 1)	39	41	46	47	108	146	167

Prepaid expenses 2)	2,443	3,025	3,749	2,659	2,737	3,244	3,501

Less: Contract liabilities	40,642	44,370	46,757	41,229	39,540	40,704	42,538

Less: Trade payables	25,352	24,804	26,450	30,173	25,888	26,731	25,305

Operating working capital	11,169	8,642	7,823	14,026	16,071	22,714	28,473

1) Part of Other current receivables in the consolidated balance sheet.

Free cash flow before M&A / Free cash flow after M&A / Free cash flow before M&A (% of net sales)

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A (% of net sales): Free cash flow before M&A as a percentage of net sales.

	2025			2024
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash flow from operating activities	7,939	4,150	4,358	17,513	14,397	9,276	5,075

Net capital expenditures and other investments (excl. M&A)

Investments in property, plant and equipment	-491	-561	-729	-667	-540	-699	-434

Sales of property, plant and equipment	57	40	39	14	36	42	24

Product development	-286	-193	-307	-323	-264	-327	-386

Other investments 1)	-81	-301	-64	-87	-78	-39	-7

Repayment of lease liabilities	-507	-554	-593	-626	-607	-658	-601

Free cash flow before M&A	6,631	2,581	2,704	15,824	12,944	7,595	3,671

Acquisitions/ divestments of subs and other operations, net	10,064	141	-4	-95	-62	-48	-106

Free cash flow after M&A	16,695	2,722	2,700	15,729	12,882	7,547	3,565

Net sales	56,239	56,132	55,025	72,913	61,794	59,848	53,325

Free cash flow before M&A (% of net sales)	11.8%	4.6%	4.9%	21.7%	20.9%	12.7%	6.9%

	2025			2024
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cash flow from operating activities	16,447	8,508	4,358	46,261	28,748	14,351	5,075

Net capital expenditures and other investments (excl. M&A)

Investments in property, plant and equipment	-1,781	-1,290	-729	-2,340	-1,673	-1,133	-434

Sales of property, plant and equipment	136	79	39	116	102	66	24

Product development	-786	-500	-307	-1,300	-977	-713	-386

Other investments 1)	-446	-365	-64	-211	-124	-46	-7

Repayment of lease liabilities	-1,654	-1,147	-593	-2,492	-1,866	-1,259	-601

Free cash flow before M&A	11,916	5,285	2,704	40,034	24,210	11,266	3,671

Acquisitions/ divestments of subs and other operations, net	10,201	137	-4	-311	-216	-154	-106

Free cash flow after M&A	22,117	5,422	2,700	39,723	23,994	11,112	3,565

Net sales	167,396	111,157	55,025	247,880	174,967	113,173	53,325

Free cash flow before M&A (% of net sales)	7.1%	4.8%	4.9%	16.2%	13.8%	10.0%	6.9%

1) Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets, which are not to be part of the definition of Free cash flow.

39 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2025			2024
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-5%	3%	3%	5%	-1%	-11%	-19%

Cloud Software and Services	9%	1%	-3%	0%	-1%	0%	-2%

Enterprise	-7%	-6%	-7%	-7%	-3%	0%	1%

Other	-15%	-1%	-23%	-10%	-26%	-5%	-14%

Total	-2%	2%	0%	2%	-1%	-7%	-14%

	2025			2024

Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	0%	3%	3%	-6%	-10%	-15%	-19%

Cloud Software and Services	2%	-1%	-3%	-1%	-1%	-1%	-2%

Enterprise	-7%	-6%	-7%	-2%	-1%	1%	1%

Other	-14%	-13%	-23%	-15%	-16%	-10%	-14%

Total	0%	1%	0%	-5%	-7%	-10%	-14%

Sales growth by market area adjusted for comparable units and currency

	2025			2024 1)
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Americas	-8%	10%	20%	40%	42%	10%	-16%

Europe, Middle East and Africa	3%	-1%	-7%	-4%	-6%	-4%	-1%

South East Asia, Oceania and India	1%	-22%	-17%	-28%	-43%	-44%	-37%

North East Asia	10%	-15%	-8%	-22%	-29%	-3%	-16%

Other	-2%	15%	-6%	3%	5%	7%	8%

Total	-2%	2%	0%	2%	-1%	-7%	-14%

	2025			2024 1)

Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Americas	6%	14%	20%	18%	10%	-4%	-16%

Europe, Middle East and Africa	-2%	-4%	-7%	-4%	-4%	-3%	-1%

South East Asia, Oceania and India	-13%	-19%	-17%	-38%	-41%	-41%	-37%

North East Asia	-5%	-12%	-8%	-19%	-16%	-9%	-16%

Other	3%	5%	-6%	6%	6%	7%	8%

Total	0%	1%	0%	-5%	-7%	-10%	-14%

1)	2024 has been restated to reflect the changes in the market area structure, see note 1 “Accounting policies and Other changes” for more information.

Rolling four quarters of net sales by segment

	2025			2024
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	153,611	158,203	160,135	158,207	156,408	157,929	162,690

Cloud Software and Services	62,141	61,748	62,565	62,635	62,736	63,347	63,275

Enterprise	22,629	23,890	24,826	24,863	25,471	25,825	25,720

Other	1,928	2,023	2,054	2,175	2,233	2,426	2,438

Total	240,309	245,864	249,580	247,880	246,848	249,527	254,123

40 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

Gross margin by segment by quarter

	2025			2024
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	50.0%	49.3%	50.8%	47.7%	48.3%	45.5%	44.0%

Cloud Software and Services	42.1%	41.5%	39.1%	37.2%	37.0%	35.6%	37.1%

Enterprise	51.6%	54.9%	56.3%	54.3%	52.3%	51.0%	48.0%

Other	0.0%	0.4%	3.8%	-29.5%	1.8%	-8.1%	18.2%

Total	47.6%	47.5%	48.2%	44.9%	45.6%	43.1%	42.5%

	2025			2024
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	50.0%	50.1%	50.8%	46.6%	46.1%	44.8%	44.0%

Cloud Software and Services	41.0%	40.4%	39.1%	36.8%	36.5%	36.3%	37.1%

Enterprise	54.4%	55.6%	56.3%	51.4%	50.5%	49.6%	48.0%

Other	1.5%	2.1%	3.8%	-4.2%	4.7%	6.1%	18.2%

Total	47.8%	47.8%	48.2%	44.1%	43.8%	42.8%	42.5%

EBIT margin by segment by quarter

	2025			2024
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	20.0%	17.8%	19.8%	19.8%	18.7%	12.6%	12.3%

Cloud Software and Services	11.2%	5.8%	0.5%	5.6%	-3.0%	-4.8%	-2.8%

Enterprise	131.5%	-15.7%	-17.1%	-30.8%	-19.0%	-268.7%	-26.5%

Other	-71.5%	9.5%	-35.0%	-93.5%	-14.6%	-23.2%	317.5%

Total	26.9%	11.4%	10.8%	10.9%	9.3%	-22.6%	7.7%

	2025			2024
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	19.2%	18.8%	19.8%	16.2%	14.7%	12.5%	12.3%

Cloud Software and Services	6.2%	3.3%	0.5%	-0.7%	-3.6%	-3.9%	-2.8%

Enterprise	28.8%	-16.4%	-17.1%	-88.8%	-107.6%	-152.6%	-26.5%

Other	-30.5%	-12.8%	-35.0%	53.6%	105.7%	161.1%	317.5%

Total	16.4%	11.1%	10.8%	1.7%	-2.1%	-8.3%	7.7%

41 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2025			2024
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	7,096	6,397	7,367	9,375	7,536	4,771	4,179

Cloud Software and Services	1,726	845	76	1,107	-436	-721	-355

Enterprise	6,987	-524	-625	-1,327	-823	-1,508	-820

Other	-293	45	-166	-532	-74	-116	1,889

Total	15,516	6,763	6,652	8,623	6,203	2,426	4,893

	2025			2024
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	20.0%	17.9%	20.7%	20.0%	18.8%	12.7%	12.4%

Cloud Software and Services	11.2%	5.9%	0.6%	5.7%	-2.9%	-4.7%	-2.7%

Enterprise	138.1%	-9.4%	-10.5%	-21.8%	-13.0%	-23.3%	-13.7%

Other	-71.3%	9.5%	-35.0%	-93.5%	-14.6%	-23.0%	317.5%

Total	27.6%	12.0%	12.1%	11.8%	10.0%	4.1%	9.2%

	2025			2024
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	20,860	13,764	7,367	25,861	16,486	8,950	4,179

Cloud Software and Services	2,647	921	76	-405	-1,512	-1,076	-355

Enterprise	5,838	-1,149	-625	-4,478	-3,151	-2,328	-820

Other	-414	-121	-166	1,167	1,699	1,773	1,889

Total	28,931	13,415	6,652	22,145	13,522	7,319	4,893

	2025			2024
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	19.5%	19.3%	20.7%	16.3%	14.8%	12.5%	12.4%

Cloud Software and Services	6.2%	3.4%	0.6%	-0.6%	-3.5%	-3.8%	-2.7%

Enterprise	35.3%	-10.0%	-10.5%	-18.0%	-16.8%	-18.7%	-13.7%

Other	-30.5%	-12.8%	-35.0%	53.7%	105.8%	161.2%	317.5%

Total	17.3%	12.1%	12.1%	8.9%	7.7%	6.5%	9.2%

42 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

Restructuring charges by function

	2025			2024
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	-271	-310	-158	-1,034	-424	-466	-122

Research and development expenses	41	-300	-20	-358	-966	-805	10

Selling and administrative expenses	-73	-46	-103	-234	-163	-357	-93

Total	-303	-656	-281	-1,626	-1,553	-1,628	-205

	2025			2024
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-739	-468	-158	-2,046	-1,012	-588	-122

Research and development expenses	-279	-320	-20	-2,119	-1,761	-795	10

Selling and administrative expenses	-222	-149	-103	-847	-613	-450	-93

Total	-1,240	-937	-281	-5,012	-3,386	-1,833	-205

Restructuring charges by segment

	2025			2024
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-79	-109	-108	-738	-585	-481	-95

of which cost of sales	-45	-67	-55	-645	-163	-214	-68

of which operating expenses	-34	-42	-53	-93	-422	-267	-27

Cloud Software and Services	-193	-538	-74	-695	-863	-816	-60

of which cost of sales	-222	-243	-102	-348	-243	-246	-49

of which operating expenses	29	-295	28	-347	-620	-570	-11

Enterprise	-27	-9	-97	-150	-38	-285	-38

of which cost of sales	0	0	1	-2	-1	-3	-5

of which operating expenses	-27	-9	-98	-148	-37	-282	-33

Other	-4	0	-2	-43	-67	-46	-12

of which cost of sales	-4	0	-2	-39	-17	-3	0

of which operating expenses	0	0	0	-4	-50	-43	-12

Total	-303	-656	-281	-1,626	-1,553	-1,628	-205

	2025			2024
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-296	-217	-108	-1,899	-1,161	-576	-95

of which cost of sales	-167	-122	-55	-1,090	-445	-282	-68

of which operating expenses	-129	-95	-53	-809	-716	-294	-27

Cloud Software and Services	-805	-612	-74	-2,434	-1,739	-876	-60

of which cost of sales	-567	-345	-102	-886	-538	-295	-49

of which operating expenses	-238	-267	28	-1,548	-1,201	-581	-11

Enterprise	-133	-106	-97	-511	-361	-323	-38

of which cost of sales	1	1	1	-11	-9	-8	-5

of which operating expenses	-134	-107	-98	-500	-352	-315	-33

Other	-6	-2	-2	-168	-125	-58	-12

of which cost of sales	-6	-2	-2	-59	-20	-3	0

of which operating expenses	0	0	0	-109	-105	-55	-12

Total	-1,240	-937	-281	-5,012	-3,386	-1,833	-205

43 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

Adjusted gross income and gross margin by segment
	2025			2024
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	17,750	17,705	18,167	22,971	19,495	17,353	14,919

Cloud Software and Services	6,685	6,207	5,171	7,591	5,780	5,653	4,883

Enterprise	2,609	3,045	3,337	3,308	3,308	3,313	2,870

Other	4	2	20	-129	26	-38	108

Total	27,048	26,959	26,695	33,741	28,609	26,281	22,780

	2025			2024
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	50.1%	49.5%	51.0%	49.1%	48.7%	46.1%	44.3%

Cloud Software and Services	43.6%	43.2%	39.9%	39.0%	38.7%	37.2%	37.4%

Enterprise	51.6%	54.9%	56.2%	54.3%	52.4%	51.1%	48.1%

Other	1.0%	0.4%	4.2%	-22.7%	5.1%	-7.5%	18.2%

Total	48.1%	48.0%	48.5%	46.3%	46.3%	43.9%	42.7%

	2025			2024
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	53,622	35,872	18,167	74,738	51,767	32,272	14,919

Cloud Software and Services	18,063	11,378	5,171	23,907	16,316	10,536	4,883

Enterprise	8,991	6,382	3,337	12,799	9,491	6,183	2,870

Other	26	22	20	-33	96	70	108

Total	80,702	53,654	26,695	111,411	77,670	49,061	22,780

	2025			2024
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	50.2%	50.2%	51.0%	47.2%	46.5%	45.2%	44.3%

Cloud Software and Services	42.3%	41.6%	39.9%	38.2%	37.8%	37.3%	37.4%

Enterprise	54.4%	55.6%	56.2%	51.5%	50.6%	49.6%	48.1%

Other	1.9%	2.3%	4.2%	-1.5%	6.0%	6.4%	18.2%

Total	48.2%	48.3%	48.5%	44.9%	44.4%	43.4%	42.7%

44 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

Adjusted EBIT (loss) and EBIT margin by segment
	2025			2024
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	7,154	6,485	7,148	10,005	8,077	5,231	4,251

Cloud Software and Services	1,914	1,378	145	1,794	420	88	-303

Enterprise	6,676	-861	-917	-1,726	-1,163	-17,139	-1,544

Other	-290	45	-164	-489	-7	-71	1,901

Total	15,454	7,047	6,212	9,584	7,327	-11,891	4,305

	2025			2024

Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	20.2%	18.1%	20.1%	21.4%	20.2%	13.9%	12.6%

Cloud Software and Services	12.5%	9.6%	1.1%	9.2%	2.8%	0.6%	-2.3%

Enterprise	132.0%	-15.5%	-15.5%	-28.3%	-18.4%	-264.3%	-25.9%

Other	-70.6%	9.5%	-34.6%	-85.9%	-1.4%	-14.1%	319.5%

Total	27.5%	12.6%	11.3%	13.1%	11.9%	-19.9%	8.1%

	2025			2024
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	20,787	13,633	7,148	27,564	17,559	9,482	4,251

Cloud Software and Services	3,437	1,523	145	1,999	205	-215	-303

Enterprise	4,898	-1,778	-917	-21,572	-19,846	-18,683	-1,544

Other	-409	-119	-164	1,334	1,823	1,830	1,901

Total	28,713	13,259	6,212	9,325	-259	-7,586	4,305

	2025			2024

Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	19.5%	19.1%	20.1%	17.4%	15.8%	13.3%	12.6%

Cloud Software and Services	8.1%	5.6%	1.1%	3.2%	0.5%	-0.8%	-2.3%

Enterprise	29.6%	-15.5%	-15.5%	-86.8%	-105.7%	-150.0%	-25.9%

Other	-30.1%	-12.6%	-34.6%	61.3%	113.5%	166.4%	319.5%

Total	17.2%	11.9%	11.3%	3.8%	-0.1%	-6.7%	8.1%

Rolling four quarters of adjusted EBITA margin by segment (%)

	2025			2024
Rolling four quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	20.4%	20.4%	19.3%	17.5%	16.0%	14.0%	13.4%

Cloud Software and Services	8.5%	6.1%	4.0%	3.2%	3.6%	3.6%	3.0%

Enterprise	21.2%	-12.6%	-15.0%	-16.0%	-14.1%	-13.2%	-11.7%

Other	-46.5%	-30.4%	-35.5%	61.4%	62.0%	43.6%	43.9%

Total	16.8%	13.2%	11.6%	11.0%	10.2%	8.8%	8.5%

45 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

Adjusted EBITA and EBITA margin by segment

	2025			2024
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	7,175	6,506	7,475	10,113	8,121	5,252	4,274

Cloud Software and Services	1,919	1,383	150	1,802	427	95	-295

Enterprise	7,014	-515	-528	-1,177	-785	-1,223	-782

Other	-289	45	-164	-489	-7	-70	1,901

Total	15,819	7,419	6,933	10,249	7,756	4,054	5,098

	2025			2024
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	20.3%	18.2%	21.0%	21.6%	20.3%	13.9%	12.7%

Cloud Software and Services	12.5%	9.6%	1.2%	9.3%	2.9%	0.6%	-2.3%

Enterprise	138.7%	-9.3%	-8.9%	-19.3%	-12.4%	-18.9%	-13.1%

Other	-70.3%	9.5%	-34.6%	-85.9%	-1.4%	-13.9%	319.5%

Total	28.1%	13.2%	12.6%	14.1%	12.6%	6.8%	9.6%

	2025			2024
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	21,156	13,981	7,475	27,760	17,647	9,526	4,274

Cloud Software and Services	3,452	1,533	150	2,029	227	-200	-295

Enterprise	5,971	-1,043	-528	-3,967	-2,790	-2,005	-782

Other	-408	-119	-164	1,335	1,824	1,831	1,901

Total	30,171	14,352	6,933	27,157	16,908	9,152	5,098

	2025			2024
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	19.8%	19.6%	21.0%	17.5%	15.8%	13.3%	12.7%

Cloud Software and Services	8.1%	5.6%	1.2%	3.2%	0.5%	-0.7%	-2.3%

Enterprise	36.1%	-9.1%	-8.9%	-16.0%	-14.9%	-16.1%	-13.1%

Other	-30.0%	-12.6%	-34.6%	61.4%	113.6%	166.5%	319.5%

Total	18.0%	12.9%	12.6%	11.0%	9.7%	8.1%	9.6%

Operating working capital days

Inventory turnover days (ITO): Five quarter average inventory divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.

Days sales outstanding (DSO): Five quarter average of contract assets, trade receivables and customer finance (current and non-current) less contract liabilities divided by four quarter rolling net sales multiplied by 365, expressed as number of days.

Days payables outstanding (DPO): Five quarter average of advances to suppliers and prepaid expenses less trade payables divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.

Operating working capital days: ITO plus DSO less DPO

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2025			2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Inventory turnover days (ITO)	80	80	81	84	92	97	100

Days sales outstanding (DSO)	11	14	17	23	26	29	30

Less: Days payables outstanding (DPO)	68	66	64	64	63	64	65

Operating working capital days	23	28	34	43	55	62	65

46 Ericsson | Third quarter report 2025. October 14, 2025.	Alternative performance measures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CHRIS HOUGHTON
Chris Houghton
Senior Vice President,
Chief Operating Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: October 14, 2025